UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004.

Commission File Number: 001-31221

Total number of pages: 78

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated October 29, 2004 announcing the company’s results for the First Six Months ended September 30, 2004.
2.	Materials presented in conjunction with the earnings release dated October 29, 2004 announcing the company’s results for the First Six Months ended September 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: November 1, 2004	By:	/s/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

3:00 P.M. JST, October 29, 2004

NTT DoCoMo, Inc.

Earnings Release for the Six Months Ended September 30, 2004

Consolidated financial results of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “we” or “DoCoMo”) for the six months ended September 30, 2004 (April 1, 2004 to September 30, 2004), are summarized as follows.

<< Highlights of Financial Results >>

•	For the six months ended September 30, 2004, operating revenues were ¥2,452.0 billion (down 3.3% compared to the same period of the prior year), operating income was ¥545.4 billion (down 7.6% compared to the same period of the prior year), income before income taxes was ¥545.2 billion (down 6.8% compared to the same period of the prior year) and net income was ¥335.2 billion (down 6.0% compared to the same period of the prior year).

•	Earnings per share were ¥6,944.27 and EBITDA margin* was 36.6%, down 0.7 points compared to the same period of the prior year, and ROCE* was 11.6%, down 0.5 points compared to the same period of the prior year.

•	Operating revenues, operating income, income before income taxes and net income for the fiscal year ending March 31, 2005, are estimated to be ¥4,820 billion (down 4.5% year-on-year), ¥830 billion (down 24.7% year-on-year), ¥1,316 billion (up 19.5% year-on-year) and ¥758 billion (up 16.6% year-on-year), respectively.

Notes:

1.	Consolidated financial statements in this release are unaudited.

2.	Amounts in this release are rounded off, excluding non-consolidated financial statements, where amounts are truncated.

3.	The forecasts of consolidated financial results for the fiscal year ending March 31, 2005, are forward-looking statements and are subject to certain risks and uncertainties. Please refer to page 10.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 35. See page 35 for the definition of ROCE.

<< Comment from Masao Nakamura, President and CEO >>

In the first six months of the fiscal year ending March 31, 2005, we offered various discounts to our subscribers, for example, by increasing the discount rates for our “Family Discount” package and introducing a flat-rate tariff plan for i-mode access via FOMA. Although the operating revenues and operating income for this fiscal period decreased to ¥2,452.0 billion and ¥545.4 billion compared to the same period of the prior year as a consequence, these measures lead to positive results in other areas, including steadfast progress in migrating existing mova subscribers to FOMA and an improvement in our cellular churn rate.

The competition in the Japanese mobile communication market is expected to remain fierce going forward, but we are committed to doing our utmost to achieve our full-year operating income target of ¥830 billion as we announced in the beginning of this fiscal year.

In July 2004, we launched “i-mode FeliCa” service to pave the way into new business fields. With the number of shops supporting “i-mode FeliCa” already topping 10,000, the service is beginning to establish a position as a “life infrastructure”. We will strive to further promote this service by making the name of the service, “Mobile Wallet”, better known to the public.

Ever since assuming the post of President and CEO, I have been directing the Company to return to the starting point of our business—”DoCoMo grows hand in hand with customers”, which is reflected in our recent endeavors to strengthen our contacts with customers and enhance the quality of our network. To this end, we have implemented additional measures in October 2004, e.g., making i-mode mail transmission between members registered under the “Family Discount” service free of charge, extending cellular phones’ free-of-charge warranty period, and improving our network quality by reinforcing our capability to collect and analyze opinions from our customers, and we plan to continue introducing other concrete measures one by one going forward.

While the business climate surrounding us is expected to become harsher in the future, we will work to solidify our foundation through these initiatives and improve our results thereby.

<< Business Results and Financial Position >>

<Results of operations>	Billions of yen			Billions of yen
	(UNAUDITED) Six months ended September 30, 2004	(UNAUDITED) Six months ended September 30, 2003	Increase (Decrease)	Year ended March 31, 2004
Operating revenues	¥2,452.0	¥2,535.9	(3.3%)	¥5,048.1
Operating expenses	1,906.5	1,945.8	(2.0%)	3,945.1

Operating income	545.4	590.1	(7.6%)	1,102.9
Other expense (income) , net	0.3	5.4	(95.1%)	1.8

Income before income taxes	545.2	584.7	(6.8%)	1,101.1
Income taxes	209.9	228.0	(7.9%)	429.1
Equity in net losses of affiliates	(0.0)	(0.2)	—	(22.0)
Minority interests	(0.0)	(0.0)	—	(0.0)

Net income	¥335.2	¥356.4	(6.0%)	¥650.0

1.	Business Overview

(1)	Operating revenues totaled ¥2,452.0 billion (down 3.3% compared to the same period of the prior year).

•	Cellular (FOMA+mova) services revenues decreased to ¥2,088.3 billion (down 4.6% compared to the same period of the prior year). Despite a positive impact on revenues from subscriber growth driven by an expanding lineup of “FOMA 900i” series handsets and the release of handsets compatible with “i-mode FeliCa” service, cellular (FOMA+mova) services revenues decreased due to decline in ARPU reflecting a reduction in rates such as increased discount rates for “Family Discount” and the introduction of “pake-hodai,” a flat-rate FOMA i-mode service.

•	Voice revenues from FOMA services increased to ¥187.5 billion (up 684.0% compared to the same period of the prior year) and packet communications revenues from FOMA services increased to ¥96.3 billion (up 680.5% compared to the same period of the prior year) due to a significant increase in the number of FOMA services subscribers, which includes the migration of subscribers from mova services to FOMA services. The increase of subscribers reflects our efforts to improve FOMA services provided to the subscribers such as introducing the “pake-hodai” and expanding the indoor and outdoor coverage of our FOMA network.

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2004	(UNAUDITED) Six months ended September 30, 2003	Increase (Decrease)
Wireless services	¥2,163.8	¥2,261.2	(4.3%)
Including: Cellular (FOMA+mova) services revenues (i)	2,088.3	2,188.5	(4.6%)
- Voice revenues (ii)	1,549.4	1,659.2	(6.6%)
Including: FOMA services	187.5	23.9	684.0%
- Packet communications revenues	538.9	529.2	1.8%
Including: FOMA services	96.3	12.3	680.5%
Including: PHS services revenues	31.5	36.0	(12.3%)
Including: Quickcast services revenues	2.4	3.1	(21.8%)
Equipment sales	288.1	274.8	4.9%

Total operating revenues	¥2,452.0	¥2,535.9	(3.3%)

Notes:

(i)	In past reports, cellular services revenues had been broken down into “cellular (mova) services revenues,” “cellular (FOMA) services revenues” and “packet communications services revenues.” For the six months ended September 30, 2004, cellular services revenues were aggregated and represented as “cellular (FOMA+mova) services revenues.”

(ii)	Voice revenues include data communications revenues through circuit switching system.

(2)	Operating expenses were ¥1,906.5 billion (down 2.0% compared to the same period of the prior year).

•	Personnel expenses were ¥125.0 billion, which were approximately the same as those of the same period of the prior year (the number of employees as of September 30, 2004 was 22,081).

•	Non-personnel expenses decreased to ¥1,221.1 billion (down 2.3% compared to the same period of the prior year). Although the migration of subscribers from mova services to FOMA services was accelerated, revenue-linked variable expenses, including cost of equipment sold, decreased, reflecting a decrease in sales of handsets, which included the handsets that subscribers bought to replace their used handset, compared to the same period of prior year.

•	Depreciation and amortization expenses decreased to ¥340.3 billion (down 2.0% compared to the same period of the prior year). In comparison with the same period of the prior year, while the amount of new assets being added to the cost base was higher due to an increase in capital expenditures, their effect was more than offset by the lower net book value of our wireless telecommunications equipment, such as switching equipment, at the beginning of the fiscal period.

<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2004	(UNAUDITED) Six months ended September 30, 2003	Increase (Decrease)
Personnel expenses	¥125.0	¥125.9	(0.8%)
Non-personnel expenses	1,221.1	1,249.6	(2.3%)
Depreciation and amortization	340.3	347.2	(2.0%)
Loss on disposal of property, plant and equipment and intangible assets	14.8	11.5	28.4%
Communication network charges	187.6	193.9	(3.3%)
Taxes and public dues	17.7	17.7	0.5%

Total operating expenses	¥1,906.5	¥1,945.8	(2.0%)

(3)	As a result, operating income decreased to ¥545.4 billion (down 7.6% compared to the same period of the prior year) and income before income taxes decreased to ¥545.2 billion (down 6.8% compared to the same period of the prior year).

(4)	Net income was ¥335.2 billion (down 6.0% compared to the same period of the prior year).

2.	Segment Information

(1)	Mobile phone business

Operating revenues were ¥2,402.4 billion and operating income was ¥556.3 billion.

•	Cellular (FOMA) services

-	We strategically reduced our tariffs, including the reduction in the monthly charges for “Packet Pack,” which offer the subscribers discounted per-packet rates for paying certain additional monthly charges, and the introduction of “pake-hodai,” a flat-rate i-mode service. In addition, we strengthened our lineup of “FOMA 900i” series handsets, released the “FOMA F900iC” handset in August 2004, which is compatible with “i-mode FeliCa” service, and released the “FOMA Raku Raku PHONE” handset, which was developed based on the concept of simplicity and ease-of-use. Furthermore, we continued to expand the indoor and outdoor coverage of our FOMA network including all subway stations in Tokyo. As a result, the number of the subscribers increased steadily and reached 6.49 million at September 30, 2004.

-	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services were ¥6,600, ¥3,430 and ¥10,030, respectively.

•	Cellular (mova) services

-	We released the “mova 506i” series handsets during May and June 2004, and the “mova 506iC” series handsets, which are compatible with “i-mode FeliCa” service, in July 2004. We also released the “P252iS” handset, which is targeted for women, and the “premini” handset featuring a compact body, simple functions and unique design. Despite continuous high demand for the newest mova series handsets, the number of cellular (mova) services subscribers as of September 30, 2004, decreased to 40.87 million due to the continuous migration of subscribers from mova services to FOMA services.

-	Voice ARPU, i-mode ARPU and aggregate ARPU of cellular (mova) services were ¥5,320, ¥1,750 and ¥7,070, respectively.

-	In addition, in both FOMA and mova services, to retain our subscribers and strengthen our competitiveness, we reinforced our point loyalty program as well as increased the discount rates applied to base monthly charges and dialing charges on calls for our “Family Discount” subscribers (effective April 2004) and increased the discount rates applied to base monthly charges for the subscribers to our “Business Plan” (effective July 2004), which is suitable for corporate subscribers.

-	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA+mova) services were ¥5,450, ¥1,920 and ¥7,370, respectively.

-	Churn rate of cellular (FOMA+mova) services was 1.07%, decreased by 0.11 points compared to the same period of the prior year.

•	i-mode services

-	To provide customers with services that are truly useful for their lives and businesses, we launched the Mobile Wallet “i-mode FeliCa” Service in July 2004. Embedding contactless IC cards (FeliCa) in the handsets and using i-mode platform enable customers to use a variety of unprecedented functions, including electronic payment and an electronic membership card. Furthermore, we implemented various tariff plans to let our i-mode subscribers enjoy rich contents and applications of i-mode services more comfortably and worrying less about their charges. As a result, the number of i-mode services subscribers increased to 42.36 million at September 30, 2004.

-	Our global technical-partnership strategy has progressed steadily as COSMOTE Mobile Telecommunications S.A., a Greek carrier, launched i-mode services in June 2004 and we entered into a new i-mode license agreement with Telstra Corporation Limited, an Australian carrier. The total number of i-mode services subscribers outside Japan has continuously grown.

Note:

ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our Wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. We believe that our ARPU figures provide useful information regarding the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures in this release.

See page 34 for the details of the calculation methods.

<Number of subscribers by services>	Thousand subscribers		Increase (Decrease)
	September 30, 2004	March 31, 2004
Cellular (FOMA) services	6,488	3,045	113.0%
Cellular (mova) services (i)	40,875	43,283	(5.6%)
i-mode services (ii)	42,362	41,077	3.1%

Notes:

(i)	The definitions of subscriber numbers of mobile operators in Japan were standardized, and numbers of cellular (mova) services subscribers as of September 30, 2004 and March 31, 2004 include numbers of “DoPa” single service subscribers (476 thousand and 401 thousand subscribers, respectively), which were formerly excluded in the previous earnings releases.

(ii)	Number of i-mode subscribers as of September 30, 2004 = Cellular (FOMA) i-mode subscribers (6,414 thousand) + Cellular (mova) i-mode subscribers (35,947 thousand)

Number of i-mode subscribers as of March 31, 2004 = Cellular (FOMA) i-mode subscribers (2,997 thousand) + Cellular (mova) i-mode subscribers (38,080 thousand)

<Operating results>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2004	(UNAUDITED) Six months ended September 30, 2003	Increase (Decrease)
Mobile phone business operating revenues	¥2,402.4	¥2,481.5	(3.2%)
Mobile phone business operating income	556.3	609.5	(8.7%)

(2)	PHS business

Operating revenues were ¥33.2 billion and operating loss was ¥11.5 billion.

•	We saw an ongoing net increase in the number of subscribers for fixed fee service for data communications due to our implementation of measures focusing on sales promotion of “@FreeD,” a fixed fee service for data-communications subscribers. However, the aggregate number of PHS subscribers as of September 30, 2004, decreased to 1.46 million due to a decrease in the number of voice services subscribers. The decrease in operating loss compared with the same period of the prior year resulted from our efforts to lower the cost of sales promotion.

•	PHS ARPU was ¥3,350.

Note:

See page 34 for the details of the ARPU calculation methods.

<Number of subscribers>	Thousand subscribers		Increase (Decrease)
	September 30, 2004	March 31, 2004
PHS services	1,460	1,592	(8.3%)

<Operating results>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2004	(UNAUDITED) Six months ended September 30, 2003	Increase (Decrease)
PHS business operating revenues	¥33.2	¥39.1	(15.0%)
PHS business operating loss	(11.5)	(19.4)	—

(3)	Quickcast business

Operating revenues were ¥2.5 billion and operating loss was ¥0.6 billion.

•	To streamline our operations, we ceased accepting new subscribers for Quickcast services. We are planning to replace the services with other services we provide considering customer usage.

<Number of subscribers>	Thousand subscribers		Increase (Decrease)
	September 30, 2004	March 31, 2004
Quickcast services	393	457	(14.1%)

<Operating results>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2004	(UNAUDITED) Six months ended September 30, 2003	Increase (Decrease)
Quickcast business operating revenues	¥2.5	¥3.2	(22.0%)
Quickcast business operating loss	(0.6)	(1.2)	—

(4)	Miscellaneous businesses

Operating revenues were ¥13.9 billion and operating income was ¥1.2 billion.

•	In May 2004, we launched an international roaming-in service to enable subscribers of overseas mobile operators who have an international roaming agreement with DoCoMo to receive the same convenience as in their own country by using our FOMA network while they make and receive calls in Japan.

•	In September 2004, we launched an international roaming service for our public wireless LAN service, “Mzone.”

<Operating results>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2004	(UNAUDITED) Six months ended September 30, 2003	Increase (Decrease)
Miscellaneous businesses operating revenues	¥13.9	¥12.2	14.3%
Miscellaneous businesses operating income	1.2	1.2	5.9%

3.	Capital Expenditures

Total capital expenditures* were ¥433.1 billion.

•	We expanded both the indoor and outdoor coverage areas of our FOMA services (approximately 99.8% nationwide population coverage as of September 30, 2004), reinforced FOMA networks to meet expanding demand and improve connection quality, and promoted the construction of IP core networks with IP router architecture. In addition, we made our capital expenditures more efficient and less costly by reducing the acquisition costs of equipment and improving the design and construction process.

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2004	(UNAUDITED) Six months ended September 30, 2003	Increase (Decrease)
Mobile phone business	¥353.9	¥239.1	48.0%
PHS business	1.8	3.6	(49.2%)
Quickcast business	0.0	0.0	—
Other (including information systems)	77.4	81.3	(4.8%)

Total capital expenditures	¥433.1	¥323.9	33.7%

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 35.

4.	Cash Flow Conditions

•	Net cash provided by operating activities was ¥572.8 billion (down 33.6% compared to the same period of the prior year). Net cash provided by operating activities decreased primarily because the payment of income taxes, which was ¥131.2 billion in the same period of the prior year, increased by ¥187.8 billion and collection of tax refunds receivable, which was ¥107.0 billion in the same period of the prior year, decreased.

•	Net cash used in investing activities was ¥408.4 billion (up 0.2% compared to the same period of the prior year). In the six months ended September 30, 2004, we collected a shareholders loan to Hutchison H3G UK Holdings Limited (“H3G UK”) and received an installment on the sale of H3G UK shares, based on the sale and purchase agreement with Hutchison Whampoa Limited. We also received payment based on the sale and purchase agreement between KG Telecommunications Co., Ltd and Far EasTone Telecommunications Co., Ltd. Despite the positive impact from these transactions on net cash in investing activities, cash used in investing activities increased primarily due to an increase in payment for purchase of property, plant and equipment, which resulted from an increase in capital expenditures.

•	Net cash used in financing activities was ¥522.1 billion (up 83.5% compared to the same period of the prior year). We reduced outstanding debt and increased stock buybacks and dividend payments. During the six months ended September 30, 2004, we repurchased our own stock for ¥8.4 billion in the stock market and ¥332.2 billion through a tender offer.

•	Free cash flows were ¥164.4 billion (down 63.9% compared to the same period of the prior year).

•	Our market equity ratio and debt payout period deteriorated compared to the same period of the prior year due to a decrease in the market value of total share capital and a decrease in net cash provided by operating activities. Other financial measures related to cash flows improved due to an increase in shareholders’ equity and a decrease in interest bearing liabilities.

<Statements of cash flows>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2004	(UNAUDITED) Six months ended September 30, 2003	Increase (Decrease)
Net cash provided by operating activities	¥572.8	¥862.7	(33.6%)
Net cash used in investing activities	(408.4)	(407.7)	—
Net cash used in financing activities	(522.1)	(284.6)	—
Free cash flows	164.4	455.1	(63.9%)

<Financial measures>	Six months ended September 30, 2004	Six months ended September 30, 2003	Increase (Decrease)
Equity ratio	61.8%	58.3%	3.5 points
Market equity ratio*	158.9%	220.4%	(61.5 points	)
Debt ratio	20.9%	26.2%	(5.3 points	)
Debt payout period (years)	0.8	0.7	0.1
Interest coverage ratio	105.6	102.7	2.9

Notes:

•	Free cash flows = Cash flows from operating activities + Cash flows from investing activities

In the past reports we released on and before February 4, 2004, we excluded net payments for short-term loans and deposits from Cash flows from investing activities in determining our free cash flows. In the table above, approximately ¥0.07 billion has been subtracted from the amount of Free cash flows previously reported for the six months ended September 30, 2003 to reflect the inclusion of payments for short-term loans and deposits.

•	Equity ratio = Shareholders’ equity / Total assets

•	Market equity ratio* = Market value of total share capital / Total assets

•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

•	Debt payout period (years) = Interest bearing liabilities / Cash flows from operating activities **

**	To annualize, the amounts of Cash flows from operating activities are doubled.

•	Interest coverage ratio = Cash flows from operating activities / Interest expense***

***	Interest expense is cash interest paid, which are disclosed in “Supplemental disclosures of cash flow information” for consolidated statement of cash flows on page 20.

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 35.

5.	Profit Distribution

•	The Company plans to pay ¥1,000 per share as an interim dividend for the six months ended September 30, 2004.

Note:

The Company plans to begin paying an interim dividend from November 22, 2004.

<< Prospects for the Fiscal Year Ending March 31, 2005 >>

The competition in the Japanese mobile communications market has become increasingly harsh in the fiscal year ending March 31, 2005, with carriers introducing new price plans and handsets equipped with highly advanced features to respond to the diversification of customer needs as the penetration rate of cellular phones continued to rise. Amid the continuous decrease in the average revenue per unit (ARPU) of our subscribers, we have decided to lower our service charges to strengthen our competitiveness and propel growth in the future, and we also increased revenue-linked expenses associated with our efforts to accelerate subscribers’ migration to FOMA. As a result, we are expecting a decline in our operating revenues and operating income in the fiscal year ending March 31, 2005.

Under these circumstances, we will strive to improve and reinforce our core business primarily by further increasing the penetration of FOMA, while enlarging our business domains through pursuing the three key growth strategies of “multimedia,” “ubiquity” and “globalization.” As part of the growth strategies, as we released handsets compatible with “i-mode FeliCa” service and started to construct infrastructures which allow various commercial transactions via cellular phones in daily life. In addition to promoting conventional cellular phone services as a means for conveying information through voice/mail communications and internet access, we will continue to promote linkages of our services with existing brick-and-mortar services, leveraging the external interface of the handsets such as the infrared transmission capability, bar codes and contactless IC chips, with a goal to further evolve our service offerings and provide useful solutions for people’s lives and businesses. Meanwhile, we will continue to work to streamline our business and strengthen our financial position through reviewing our operational processes and loss-making businesses, etc., consequently maximizing our enterprise value.

	Billions of yen
	Year ending March 31, 2005	Year ended March 31, 2004 (Actual results)	Increase (Decrease)
Operating revenues	¥4,820	¥5,048.1	(4.5%)
Operating income	830	1,102.9	(24.7%)
Income before income taxes	1,316	1,101.1	19.5%
Net income	758	650.0	16.6%

Capital expenditures *	855	805.5	6.1%
Free cash flows	970	862.9	12.4%
EBITDA *	1,611	1,858.9	(13.3%)
EBITDA margin *	33.4%	36.8%	(3.4 points)
ROCE *	17.0%	22.9%	(5.9 points)
ROCE after tax effect *	10.0%	13.3%	(3.3 points)

The financial forecasts for the year ending March 31, 2005, were based on the forecasts of the following operation data.

	March 31, 2005	March 31, 2004 (Actual results)	Increase (Decrease)
Number of cellular (FOMA) services subscribers (Thousands)	10,800	3,045	254.7%
Number of cellular (mova) services subscribers (Thousands) (i)	37,400	43,283	(13.6%)
Number of i-mode subscribers (Thousands) (ii)	43,400	41,077	5.7%
Number of PHS subscribers (Thousands)	1,300	1,592	(18.3%)
Number of Quickcast subscribers (Thousands)	320	457	(30.0%)
Aggregate ARPU (cellular (FOMA and mova) services)	¥7,190	¥7,890	(8.9%)
Voice ARPU	¥5,330	¥5,920	(10.0%)
Packet ARPU	¥1,860	¥1,970	(5.6%)

Notes:	(i)	Numbers of cellular (mova) services subscribers as of March 31, 2005 (forecast) and March 31, 2004 include numbers of “DoPa” single service subscribers (530 thousand and 401 thousand subscribers, respectively).

	(ii)	The number of i-mode subscribers includes the number of cellular (FOMA) and cellular (mova) i-mode subscribers. See page 34 for the details of the ARPU calculation methods.

•	DoCoMo expects to pay a total annual dividend of ¥2,000 per share for the year ending March 31, 2005, consisting of an interim dividend of ¥1,000 per share and a year-end dividend of ¥1,000 per share.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, EBITDA margin, capital expenditures, ROCE and ROCE after tax effect, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the page 35.

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, policies, management strategies, objectives, plans, recognition and evaluation of facts, expected number of subscribers, financial results and prospects of dividend payments. All forward-looking statements that are not historical facts are based on management’s current expectations, assumptions, estimates, projections, plans, recognition and evaluations based on the information currently available. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in or suggested by any forward-looking statement. DoCoMo cannot promise that its assumptions, expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation, the following:

•	Measures intended for the creation of new services, usage patterns and third-generation (3G) mobile communications services may not be as successfully implemented as planned.

•	The introduction or change of various laws or regulations that affect us or our competitive environment could have an adverse effect on our financial condition and results of operations.

•	The introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers.

•	Increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.

•	Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.

•	Subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services.

•	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

•	Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

•	The performance of our PHS business may not improve and the business may continue to operate at a loss in the future.

•	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image.

•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	System failures caused by earthquakes, power shortages or software and hardware malfunctions may adversely affect our financial condition and results of operations.

•	Computer viruses and cyber attacks may harm our network systems and other communication systems using cellular phones.

•	Volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations.

“FOMA”, “i-mode”, “mova”, “pake-hodai”, “Quickcast”, “premini”, “DoPa”, “@FreeD”, and “Mzone” are trademarks or registered trademarks of NTT DoCoMo, Inc. Other products or company names shown in this Earnings Release are trademarks or registered trademarks.

Consolidated Semi-annual Financial Statements	October 29, 2004

For the Six Months Ended September 30, 2004	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office: (URL http://www.nttdocomo.co.jp/)	Tokyo, Japan

Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Yasujyu Kajimura, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the consolidated financial statements:	October 29, 2004
Name of Parent Company:	Nippon Telegraph and Telephone Corporation (Code No. 9432)
Percentage of ownership interest in NTT DoCoMo, Inc. held by parent company:	58.1%
Adoption of US GAAP:	Yes

1. Consolidated Financial Results for the Six Months Ended September 30, 2004 (April 1, 2004 - September 30, 2004)

(1) Consolidated Results of Operations
Amounts are rounded off to the nearest 1 million yen.	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes
Six months ended September 30, 2004	2,451,953	(3.3%)	545,432	(7.6%)	545,165	(6.8%)
Six months ended September 30, 2003	2,535,945	6.4%	590,107	(7.8%)	584,659	(6.9%)

Year ended March 31, 2004	5,048,065		1,102,918		1,101,123

	Net Income		Basic Earnings per Share		Diluted Earnings per Share
Six months ended September 30, 2004	335,189	(6.0%)	6,944.27	(yen)	6,944.27	(yen)
Six months ended September 30, 2003	356,431	—	7,112.63	(yen)	7,112.63	(yen)

Year ended March 31, 2004	650,007		13,099.01	(yen)	13,099.01	(yen)

Notes:

1.      Equity in net losses of affiliates for the six months ended September 30, 2004, 2003 and for the fiscal year ended March 31, 2004 was 35 million yen, 214 million yen and 21,960 million yen, respectively.

2.      The weighted average number of shares outstanding for the six months ended September 30, 2004, 2003 and for the fiscal year ended March 31, 2004 was 48,268,442 shares, 50,112,397 shares and 49,622,595 shares, respectively.

3. Change in accounting policy: No
4. Percentages above represent changes compared to corresponding previous semi-annual period.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2004	5,906,922	3,650,759	61.8%	78,111.42	(yen)
September 30, 2003	6,215,250	3,625,500	58.3%	73,307.55	(yen)

March 31, 2004	6,262,266	3,704,695	59.2%	76,234.00	(yen)

Note:	The number of shares outstanding as of September 30, 2004, 2003 and March 31, 2004 was 46,737,837 shares, 49,456,023 shares and 48,596,364 shares, respectively.

(3) Consolidated Cash Flows	(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2004	572,779	(408,368)	(522,110)	480,286
Six months ended September 30, 2003	862,742	(407,674)	(284,599)	851,423

Year ended March 31, 2004	1,710,243	(847,309)	(705,856)	838,030

(4)	Number of consolidated companies and companies accounted for using the equity method

The number of consolidated subsidiaries:	63
The number of unconsolidated subsidiaries accounted for using the equity method:	6
The number of affiliated companies accounted for using the equity method:	9

(5)	Change of reporting entities

The number of consolidated companies added:	27	The number of consolidated companies removed:	0
The number of companies on equity method added:	1	The number of companies on equity method removed:	30

Note:	Twenty-seven companies which were accounted for using the equity method in previous fiscal period are consolidated from this semi-annual period.

2. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

	(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2005	4,820,000	1,316,000	758,000

(Reference) Expected Earnings per Share: 16,218.12 yen

Note:	With regard to the above forecasts, please refer to page 10.

*	Consolidated semi-annual financial statements are unaudited.

<< Conditions of the Corporate Group >>

NTT DoCoMo, Inc. primarily engages in mobile telecommunications services as a member of the NTT group, with Nippon Telegraph and Telephone Corporation (“NTT”) as the holding company.

The Company, its 69 subsidiaries and nine affiliates constitute the NTT DoCoMo group (“DoCoMo group”), the largest mobile telecommunications services provider in Japan.

The business segments of DoCoMo group and the corporate position of each group company are as follows.

[Business Segment Information]

Business	Main service lines
Mobile phone businesses	Cellular (FOMA) services, cellular (mova) services, packet communications services, satellite mobile communications services, and sales of handsets and equipment for each service

PHS business	PHS services and sales of PHS handsets and equipment

Quickcast business	Radio paging (Quickcast) services and sales of Quickcast equipment

Miscellaneous businesses	International dialing services and other miscellaneous businesses

(Note) Acceptance of new subscribers to radio paging (Quickcast) service was suspended as of June 30, 2004.

[Position of Each Group Company]

(1)	The Company engages in Mobile phone, PHS, Quickcast and other businesses in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications services and international dialing services. The Company is solely responsible for the R&D activities of the DoCoMo group regarding the mobile telecommunications business, the development of services and the development of information processing systems. The Company provides the results of such research and development to its eight regional subsidiaries, each of which operates in one of eight regions in Japan (“DoCoMo Regional Subsidiaries”).

(2)	Each of the DoCoMo Regional Subsidiaries engages in Mobile phone (excluding satellite mobile communications services), PHS and Quickcast businesses in their respective regions.

(3)	Twenty-eight other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, operate independently to maximize their expertise and operate efficiently. They are entrusted with part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.

(4)	There are 33 other subsidiaries and nine affiliates, including, among others, some overseas units established for the purpose of global expansion of the third-generation mobile communications system based on W-CDMA, and joint ventures, set up to launch new business operations.

The following chart summarizes the above.

Customers
Provide wireless telecommunications services
(Parent)
NTT
Basic R&D/ Group management
Provide wireless telecommunications services
Company (NTT DoCoMo, Inc.)
Mobile Phone Business
PHS Business
Quickcast Business
Miscellaneous Business
Rental of communications equipment / R&D
(DoCoMo Regional Subsidiaries: 8)
NTT DoCoMo Hokkaido, Inc.
NTT DoCoMo Tohoku, Inc.
NTT DoCoMo Tokai, Inc.
NTT DoCoMo Hokuriku, Inc.
NTT DoCoMo Kansai, Inc.
NTT DoCoMo Chugoku, Inc.
NTT DoCoMo Shikoku, Inc.
NTT DoCoMo Kyushu, Inc.
Mobile Phone Business
PHS Business
Quickcast Business
Miscellaneous Business
Business entrustment
Business entrustment
(Subsidiaries: 7)
DoCoMo Services Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Sentsu, Inc.
DoCoMo Systems, Inc.
DoCoMo Technology, Inc.
(Indirect Subsidiaries:21)
DoCoMo Services Hokkaido Inc.
DoCoMo Services Tohoku Inc.
DoCoMo Services Tokai Inc.
DoCoMo Services Hokuriku Inc.
DoCoMo Services Kansai Inc.
DoCoMo Services Chugoku, Inc.
DoCoMo Services Shikoku Inc.
DoCoMo Services Kyushu Inc.
DoCoMo Engineering Hokkaido Inc.
DoCoMo Engineering Tohoku Inc.
DoCoMo Engineering Tokai Inc.
DoCoMo Engineering Hokuriku Inc.
DoCoMo Engineering Kansai, Inc.
DoCoMo Engineering Chugoku, Inc.
DoCoMo Engineering Shikoku Inc.
DoCoMo Engineering Kyushu Inc.
DoCoMo Mobile Hokkaido Inc.
DoCoMo Mobilemedia Kansai, Inc.
DoCoMo i Kyushu Inc.
DoCoMo Mobile Tokai, Inc.
DoCoMo Mobile Chugoku, Inc.
Global deployment, new businesses
(Other Subsidiaries: 33)
(Affiliates: 9)
Overseas
DCM Investment Inc.
DoCoMo Communications Laboratories Europe GmbH
DoCoMo Communications Laboratories USA, Inc.
DoCoMo Europe (France) S.A.S.
DoCoMo Europe Limited
DoCoMo i-mode Europe B.V.
NTT DoCoMo USA, Inc.
DoCoMo Communications Laboratories Beijing Co., Ltd.
and 11 other companies
AT&T Wireless Services, Inc.
Gobi Fund, Inc.
Hutchison 3G HK Holdings Limited
Hutchison Telephone Company Limited
Mobile Innovation Company Limited
Domestic
e Engineering, Inc.
e Engineering Tokai, Inc
e Engineering Kansai, Inc.
e Engineering Kyushu Inc.
Double Square Inc.
D2 Communications Inc.
DoCoMo Trametan, Inc.
DoCoMo.com, Inc.
DoCoMo Machine Com, Inc.
Trinotes, Inc.
Business Expert Inc.
Business Expert Tokai, Inc
Business Expert Kansai, Inc .
Business Expert Kyushu, Inc
Nippon Telecommunications Network, Co. Ltd.
FeliCa Networks, Inc.
Mobile Internet Capital, Inc.
and another company

12	As of September 30, 2004

<< Management Policies >>

1.	Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” DoCoMo aims to contribute to the realization of a rich and vigorous society by reinforcing its core business with a focus on popularizing FOMA services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. It also seeks to maximize its corporate value in order to be greatly trusted and highly valued by its shareholders and customers.

2.	Medium- and Long-Term Management Strategies

The competition amongst carriers in the Japanese cellular phone market is expected to intensify even further in the future as the penetration rate rises and customer needs diversify.

Against this backdrop, DoCoMo Group will seek to strengthen its position by improving its core business primarily through the expansion of FOMA services, while consistently enhancing its operational efficiency through a thorough review on business processes, including revision of some underperforming businesses. DoCoMo will actively work to expand its business domains based on its three principal growth strategies of “multimedia”, “ubiquity” and “globalization”, and collaborate with other related companies in offering “services that are useful for customers’ daily lives and businesses”. In implementing these strategies, DoCoMo will return to the starting point of its business—”grow together with customers”, with an aim to solidify its managerial foundation and enhance its corporate value as a consequence.

(1)	Multimedia

With a goal to further increase the use of i-mode and FOMA services, which enable the transmission of large amounts of data at high speeds, DoCoMo will continue to enrich its product lineup through the introduction of handsets offering advanced features, and will strive to develop and provide a wide array of sophisticated non-voice services, including visual communications and video/text delivery services. DoCoMo has also embarked on the development of High-Speed Downlink Packet Access (HSDPA) system—a technology that further enhances the packet transmission speeds supported by the FOMA network.

(2)	Ubiquity

With advances in mobile multimedia services, the business domains of mobile communications have expanded from previously only a “communications infrastructure” centered on voice services to also include an “IT infrastructure” typically represented by i-mode service. Going forward, in addition to our conventional effort to expand usages by promoting services, such as remote control over intelligent home appliances and information distribution for automobiles (Telematics), we intend to promote the “linkage with brick-and-mortar services”, together with other related companies, combining mobile multimedia with various types of commercial transaction through an active use of external interface capabilities embedded in cellular handsets, e.g., infrared data transmission, bar codes, and contactless IC chips, and linking them in our service offering. Through this commitment, DoCoMo plans to evolve its mobile services into a “life infrastructure” useful for people’s various needs in daily life or business and to create new business opportunities for offering value-added services that are independent from the conventional framework of volume-based communication charge revenues.

(3)	Globalization

The Company has made steady progress in the global deployment of W-CDMA-based third-generation systems and mobile multimedia businesses through the collaboration with its overseas investee and other alliance partners. While we continue to advance our steady-going global strategy by creating new revenue opportunities outside Japan, we aim to realize “Global Mobility Support”, enabling people to communicate anytime, anywhere with anyone on a global scale by expanding international roaming services.

3.	Basic Policies for Profit Distribution

The Company will strive to strengthen its financial position and secure internal reserves in order to build highly advanced networks and offer stable services as well as to move ahead with mobile multimedia services. The Company will pay dividends by taking into account its consolidated results and operating environment, with a goal to continue making stable dividend payments. The Company will also continue to take a flexible approach regarding share repurchases in order to return profits to shareholders. Based on the authorization by the resolution adopted at the Ordinary General Meetings of Shareholders, the Company repurchased 1,858,526 shares of its own stock at an aggregate price of 340.7 billion yen during the first six months of the fiscal year ending March 31, 2005. The Company intends to keep the shares repurchased as treasury shares and limit the amount of such treasury shares to approximately 5% of its total outstanding shares. Any treasury shares kept in excess of this limit will in principle be canceled altogether at the end of the fiscal year.

In addition, the Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its global businesses through alliances with new partners.

4.	Basic Policies Regarding Corporate Governance, Measures and Implementation

Viewing corporate governance as an important management issue to maximize its corporate value, the Company will strive to achieve efficient and transparent management under the director/auditor system.

The Company is currently making timely decisions after active discussions at Board of Directors meetings, which are held as necessary to respond to the rapid changes in the market. In June 2003, the Company expanded the size of its Board of Auditors to five members from previously four, and seeks to further reinforce its audit structure by increasing the number of accounting experts and cooperating with auditors of its subsidiaries.

The Company set up an “Advisory Board” in February 1999, to obtain opinions and proposals of experts from diverse fields concerning managerial challenges facing the Company. “Advisory Board”, which entered its third term in May 2003, basically meets every month. The Company also established a “US Advisory Board” in December 2000, to receive advice from a more global perspective. The “US Advisory Board” commenced its second term in November 2002 and holds meetings twice a year. The views and proposals from the advisors have been reflected in the management of the Company. Tangible results realized based on the inputs from Advisory Board meetings include the launch of i-mode Disaster Message Board service on January 2004, and establishment of Mobile Society Research Institute on April 2004 designed to clarify both the bright and dark sides of cellular phone.

Meanwhile, the Company put in place a mechanism that allows continual improvements while facilitating lawful and appropriate business operations, including trainings to each rank of employees and the top management, assignment of a Risk Compliance Leader to each department, and establishment of an internal control system defining the rules for business execution and operation to ensure compliance with relevant laws, regulations and codes of conduct.

Before the expected implementation of a law protecting personal information in April 2005, the Company established an Information Security Department in September 2004 designed to plan our company’s information security policy and to manage and lead our activities upon information security issue.

The Company will also establish controls and procedures concerning disclosure of corporate information in accordance with domestic and overseas laws and regulations, and will disclose information in a timely, appropriate and proactive way to shareholders and investors to improve transparency.

5.	Relationship with the Parent Company

(1)	The Company operates independently within the NTT Group, mainly in the field of mobile telecommunications. NTT, which currently owns 58.1% of the outstanding shares of the Company, can influence the managerial decisions of the Company by exercising its directorship rights as majority shareholder.

(2)	The Company and NTT concluded a contract on July 1, 1999, for basic research and development conducted by NTT. Under the agreement, NTT offers services and benefits to the Company concerning basic research and development, and the Company pays compensation to NTT for such services and benefits.

The Company and NTT also entered into a contract on April 1, 2002, regarding group management and operations run by NTT. Under the agreement, NTT provides services and benefits regarding group management and operations to the Company, and the Company pays compensation to NTT for such services and benefits.

6.	Target Management Indicators

Now that the Japanese mobile telecommunications market has entered a period of stable growth, DoCoMo regards EBITDA margin* as an important management indicator, given the company’s emphasis on profit, to further enhance its management effectiveness. DoCoMo also considers ROCE* an important management indicator to promote efficiency in its invested capital (shareholders’ equity + interest bearing liabilities). DoCoMo will attempt to maximize its corporate value by doing its utmost to achieve an EBITDA margin* of at least 35% and an ROCE* of at least 20%.

Notes:

•	EBITDA margin* = EBITDA* / Operating Revenues

•	EBITDA* = Operating income + depreciation and amortization + loss on sale and disposal of property and equipment

•	ROCE* = Operating income / (Shareholders’ equity + Interest bearing liabilities)

Shareholders’ equity and interest bearing liabilities are the average of the amounts as of March 31, 2004 and September 30, 2004

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 35. See page 35 for the definition of ROCE.

7.	Others

[Corporate Social Responsibility]

Being fully aware of its social responsibility as a corporate citizen, DoCoMo is committed to help creating a society that is “safe and secure” for everyone.

In our environmental initiatives, with an aim to create an environment that is easier for all to inhabit, we have been rolling out an information infrastructure and a social system through out products and services and taking actions to alleviate the burdens on the earth. These efforts include “green equipment procurement”—a practice to purchase equipment taking into account the impact on the environment, collecting and recycling used mobile phone handsets and accessories to build a recycling society, and saving on paper resources by offering an “e-billing service” which provides customers’ bill over the Internet or by e-mail message. In addition, we completed the installation of our 17th “DoCoMo Eco Tower” base station, which runs on completely autonomous power supply, at the southernmost tip of Bosou Penninsula in July 2004, expanded our “DoCoMo Woods” forestation campaign to 24 locations during the first half of the fiscal year ending March 31, 2005, and started providing assistance to the reforestation activities in Northern Sumatra, Indonesia.

As part of our social contribution efforts, DoCoMo provides assistance to childhood education and welfare programs and encourages employees to actively take part in community works as volunteers to help build a more affluent society. In the area of international contribution, we have been assisting a school construction project in Thailand to improve children’s education environment, the seventh of such assistance was provided in August 2004.

In addition, DoCoMo contribute to promoting the study of mobile communications and training young researchers awarding “DoCoMo Mobile Science Prize” via not profit “Mobile Communications Fund” established as a part of commemorating activities to DoCoMo’s tenth year of operation and assists citizens groups active in childhood education and environmental protection.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) September 30, 2004		(UNAUDITED) September 30, 2003		March 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	¥480,286		¥851,423		¥838,030
Accounts receivable, net	586,072		600,489		616,131
Inventories	127,063		120,033		127,269
Deferred tax assets	86,932		77,383		92,662
Prepaid expenses and other current assets	126,502		134,063		111,225

Total current assets	1,406,855	23.8%	1,783,391	28.7%	1,785,317	28.5%

Property, plant and equipment:
Wireless telecommunications equipment	4,301,597		3,936,637		4,109,818
Buildings and structures	676,674		567,746		619,501
Tools, furniture and fixtures	588,016		573,498		580,099
Land	194,493		186,162		188,717
Construction in progress	173,280		159,312		169,562
Accumulated depreciation	(3,171,134)		(2,768,948)		(2,965,192)

Total property, plant and equipment, net	2,762,926	46.8%	2,654,407	42.7%	2,702,505	43.2%

Non-current investments and other assets:
Investments in affiliates	318,663		393,088		324,155
Marketable securities and other investments	54,715		27,020		62,191
Intangible assets, net	524,141		473,328		506,777
Goodwill	133,354		133,354		133,354
Other assets	162,888		195,271		195,406
Deferred tax assets	543,380		555,391		552,561

Total non-current investments and other assets	1,737,141	29.4%	1,777,452	28.6%	1,774,444	28.3%

Total assets	¥5,906,922	100.0%	¥6,215,250	100.0%	¥6,262,266	100.0%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥22,145		¥215,210		¥136,642
Accounts payable, trade	583,084		583,664		666,838
Accrued payroll	38,909		38,515		43,142
Accrued interest	1,735		2,810		1,975
Accrued taxes on income	195,825		246,564		318,011
Other current liabilities	162,814		107,779		125,030

Total current liabilities	1,004,512	17.0%	1,194,542	19.2%	1,291,638	20.6%

Long-term liabilities:
Long-term debt	941,447		1,070,377		954,954
Employee benefits	139,222		159,543		133,954
Other long-term liabilities	170,893		165,240		176,964

Total long-term liabilities	1,251,562	21.2%	1,395,160	22.5%	1,265,872	20.2%

Total liabilities	2,256,074	38.2%	2,589,702	41.7%	2,557,510	40.8%

Minority interests in consolidated subsidiaries	89	0.0%	48	0.0%	61	0.0%

Shareholders’ equity:
Common stock	949,680		949,680		949,680
Additional paid-in capital	1,311,013		1,311,029		1,311,013
Retained earnings	2,046,141		1,490,700		1,759,548
Accumulated other comprehensive income	81,514		70,994		81,355
Treasury stock, at cost	(737,589)		(196,903)		(396,901)

Total shareholders’ equity	3,650,759	61.8%	3,625,500	58.3%	3,704,695	59.2%

Total liabilities and shareholders’ equity	¥5,906,922	100.0%	¥6,215,250	100.0%	¥6,262,266	100.0%

2.	Consolidated Statements of Operations and Comprehensive Income

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2004		(UNAUDITED) Six months ended September 30, 2003		Year ended March 31, 2004
Operating revenues:
Wireless services	¥2,163,820		¥2,261,158		¥4,487,912
Equipment sales	288,133		274,787		560,153
Total operating revenues	2,451,953	100.0%	2,535,945	100.0%	5,048,065	100.0%

Operating expenses:
Cost of services (exclusive of items shown separately below)	335,124		325,539		712,571
Cost of equipment sold (exclusive of items shown separately below)	555,611		584,963		1,094,332
Depreciation and amortization	340,306		347,167		720,997
Selling, general, and administrative	675,480		688,169		1,417,247
Total operating expenses	1,906,521	77.8%	1,945,838	76.7%	3,945,147	78.2%

Operating income	545,432	22.2%	590,107	23.3%	1,102,918	21.8%

Other expense (income):
Interest expense	4,231		7,418		13,216
Interest income	(413)		(763)		(1,917)
Other, net	(3,551)		(1,207)		(9,504)
Total other expense (income)	267	0.0%	5,448	0.2%	1,795	0.0%

Income before income taxes	545,165	22.2%	584,659	23.1%	1,101,123	21.8%

Income taxes:
Current	195,718		244,137		446,182
Deferred	14,195		(16,150)		(17,066)
Total income taxes	209,913	8.5%	227,987	9.0%	429,116	8.5%
Equity in net losses of affiliates	(35)	(0.0%)	(214)	(0.0%)	(21,960)	(0.4%)
Minority interests in earnings of consolidated subsidiaries	(28)	(0.0%)	(27)	(0.0%)	(40)	(0.0%)

Net Income	¥335,189	13.7%	¥356,431	14.1%	¥650,007	12.9%

Other comprehensive income (loss):
Unrealized (losses) gains on available-for-sale securities	(213)		3,916		12,238
Revaluation of financial instruments	30		57		(13)
Foreign currency translation adjustment	516		2,668		(9,862)
Minimum pension liability adjustment	(174)		1,416		16,055

Comprehensive income:	¥335,348	13.7%	¥364,488	14.4%	¥668,425	13.2%

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	48,268,442		50,112,397		49,622,595

Basic and diluted earnings per share (Yen)	¥6,944.27		¥7,112.63		¥13,099.01

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2004	(UNAUDITED) Six months ended September 30, 2003	Year ended March 31, 2004
Common stock:
At beginning of period	¥949,680	¥949,680	¥949,680

At end of period	949,680	949,680	949,680

Additional paid-in capital:
At beginning of period	1,311,013	1,306,128	1,306,128
Share exchanges	—	(14)	(14)
Increase in additional paid-in capital of an affiliate	—	4,915	4,899

At end of period	1,311,013	1,311,029	1,311,013

Retained earnings:
At beginning of period	1,759,548	1,159,354	1,159,354
Cash dividends	(48,596)	(25,085)	(49,813)
Net income	335,189	356,431	650,007

At end of period	2,046,141	1,490,700	1,759,548

Accumulated other comprehensive income:
At beginning of period	81,355	62,937	62,937
Unrealized (losses) gains on available-for-sale securities	(213)	3,916	12,238
Revaluation of financial instruments	30	57	(13)
Foreign currency translation adjustment	516	2,668	(9,862)
Minimum pension liability adjustment	(174)	1,416	16,055

At end of period	81,514	70,994	81,355

Treasury stock, at cost:
At beginning of period	(396,901)	(2,585)	(2,585)
Purchase of treasury stock	(340,688)	(194,905)	(394,903)
Share exchanges	—	587	587

At end of period	(737,589)	(196,903)	(396,901)

Total shareholders’ equity	¥3,650,759	¥3,625,500	¥3,704,695

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2004	(UNAUDITED) Six months ended September 30, 2003	Year ended March 31, 2004
I Cash flows from operating activities:
1. Net income	¥335,189	¥356,431	¥650,007
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	340,306	347,167	720,997
(2) Deferred taxes	13,357	(16,150)	(12,539)
(3) Loss on sale or disposal of property, plant and equipment	11,486	8,417	35,005
(4) Equity in net losses of affiliates	873	214	17,433
(5) Minority interests in earnings of consolidated subsidiaries	28	27	40
(6) Changes in current assets and liabilities:
Decrease (increase) in accounts receivable, trade	31,756	15,752	(90)
(Decrease) increase in allowance for doubtful accounts	(1,697)	1,258	1,458
Decrease (increase) in inventories	206	(52,718)	(59,954)
Decrease in tax refunds receivable	—	106,120	106,308
(Decrease) increase in accounts payable, trade	(40,887)	(12,760)	19,577
Increase in other current liabilities	21,972	10,955	28,866
(Decrease) increase in accrued taxes on income	(122,186)	114,719	186,166
Increase (decrease) in liability for employee benefits	5,268	9,843	(15,746)
Other, net	(22,892)	(26,533)	32,715

Net cash provided by operating activities	572,779	862,742	1,710,243

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(365,136)	(299,293)	(625,284)
2. Purchases of intangible and other assets	(108,545)	(71,913)	(177,645)
3. Purchases of investments	(1,179)	(2,381)	(12,787)
4. Proceeds from sale of investments	26,355	327	2,261
5. Loan advances	(113)	(38,307)	(38,307)
6. Collection of loan advances	39,848	0	55
7. Other, net	402	3,893	4,398

Net cash used in investing activities	(408,368)	(407,674)	(847,309)

III Cash flows from financing activities:
1. Repayment of long-term debt	(130,349)	(51,885)	(245,411)
2. Principal payments under capital lease obligations	(2,476)	(2,711)	(5,716)
3. Payments to acquire treasury stock	(340,688)	(194,905)	(394,903)
4. Dividends paid	(48,596)	(25,085)	(49,813)
5. Proceeds from short-term borrowings	46,000	101,800	155,300
6. Repayment of short-term borrowings	(46,000)	(111,800)	(165,300)
7. Other, net	(1)	(13)	(13)

Net cash used in financing activities	(522,110)	(284,599)	(705,856)

IV Effect of exchange rate changes on cash and cash equivalents	(45)	3	1

V Net (decrease) increase in cash and cash equivalents	(357,744)	170,472	157,079
VI Cash and cash equivalents at beginning of period	838,030	680,951	680,951

VII Cash and cash equivalents at end of period	¥480,286	¥851,423	¥838,030

Supplemental disclosures of cash flow information:
Cash received during the period for:
Tax refunds	¥7	¥107,012	¥107,200
Cash paid during the period for:
Interest	5,422	8,400	16,384
Income taxes	319,086	131,239	259,883
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment	16,711	—	—
Assets acquired through capital lease obligations	2,152	3,202	4,469

Notes to Unaudited Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

1.	Summary of significant accounting and reporting policies:

(1) Adoption of a new accounting standard

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Effective April 1, 2004, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No.150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No.150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No.150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS No.150 did not have any impact on DoCoMo’s results of operations and financial position.

(2) Significant accounting policies

Use of estimates —

The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Inventories —

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.

Property, plant and equipment —

Property, plant and equipment is stated at cost and includes capitalized interest expense incurred during construction periods. It is depreciated over the estimated useful lives of respective assets using the declining-balance method with the exception of buildings that are depreciated using the straight-line method.

Investments in affiliates —

The equity method of accounting is applied for investments in affiliates where DoCoMo owns an aggregate interest of 20% to 50% and/or is able to exercise significant influence over the affiliate.

DoCoMo evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In the event of a determination that a decline in value is other than temporary, the amount of the loss is recognized in earnings, and a new cost basis in the investment is established.

Marketable securities —

Marketable securities consist of investments in debt and equity securities which DoCoMo accounts for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Goodwill and other intangible assets —

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” and Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

Impairment of long-lived assets —

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment, and if the asset is determined to be impaired, the amount of the loss is recognized in earnings.

Hedging activities —

DoCoMo accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149.

Employee benefit plans —

Pension benefits earned during the year, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition —

Base monthly service and airtime are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 1, 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. On November 1, 2003, DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. This arrangement is available to substantially all subscribers of cellular (FOMA and mova) services. With the introduction of this billing arrangement, DoCoMo has started to defer revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As DoCoMo does not have sufficient empirical evidence to reasonably estimate such amounts, DoCoMo currently deducts and defer all unused allowances from revenues. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

Upfront activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same periods.

Income taxes —

Income taxes are accounted for under the asset and liability method.

(3) Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2004.

Other notes to unaudited consolidated financial statements:

1.	Business segments:

	Millions of yen
Six months ended September 30, 2004	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Consolidated
Operating revenues	¥2,402,355	¥33,198	¥2,472	¥13,928	¥2,451,953
Operating expenses	1,846,089	44,681	3,054	12,697	1,906,521

Operating income (loss)	¥556,266	¥(11,483)	¥(582)	¥1,231	¥545,432

	Millions of yen
Six months ended September 30, 2003	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Consolidated
Operating revenues	¥2,481,529	¥39,061	¥3,170	¥12,185	¥2,535,945
Operating expenses	1,871,997	58,461	4,357	11,023	1,945,838

Operating income (loss)	¥609,532	¥(19,400)	¥(1,187)	¥1,162	¥590,107

	Millions of yen
Year ended March 31, 2004	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Consolidated
Operating revenues	¥4,937,666	¥75,702	¥5,981	¥28,716	¥5,048,065
Operating expenses	3,798,785	111,224	7,832	27,306	3,945,147

Operating income (loss)	¥1,138,881	¥(35,522)	¥(1,851)	¥1,410	¥1,102,918

2.	Marketable securities and other investments:

Marketable securities and other investments as of September 30, 2004 and 2003, and March 31, 2004 comprised the following:

	Millions of yen
	September 30, 2004	September 30, 2003	March 31, 2004
Marketable securities:
Available-for-sale	¥40,410	¥10,288	¥22,395
Held-to-maturity	—	17	20
Other investments	14,305	16,715	39,776

Total	¥54,715	¥27,020	¥62,191

The aggregate fair value, gross unrealized holding gains and losses and cost by type of marketable security at September 30, 2004 and 2003, and March 31, 2004 are as follows:

Millions of yen
September 30, 2004
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥21,473	¥19,265	¥328	¥40,410
Debt securities	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—

	Millions of yen
	September 30, 2003
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥2,563	¥7,342	¥42	¥9,863
Debt securities	400	25	—	425
Held-to-maturity:
Debt securities	17	0	0	17

	Millions of yen
	March 31, 2004
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥4,546	¥17,476	¥50	¥21,972
Debt securities	400	23	—	423
Held-to-maturity:
Debt securities	20	0	—	20

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments are as follows:

	Millions of yen
	Six months ended September 30, 2004	Six months ended September 30, 2003	Year ended March 31, 2004
Proceeds	¥26,946	¥330	¥1,831
Gross realized gains	14	27	1,444
Gross realized losses	(1,118)	—	—

Gross unrealized holding losses on marketable securities and the fair value of the related securities at September 30, 2004 and March 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

Millions of yen
September 30, 2004
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥1,712	¥328	¥—	¥—	¥1,712	¥328
Debt securities	—	—	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—	—	—

Millions of yen
March 31, 2004
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥1,710	¥47	¥14	¥3	¥1,724	¥50
Debt securities	—	—	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—	—	—

3.	Investments in affiliates:

AT&T Wireless Services, Inc. —

On February 17, 2004, AT&T Wireless Services, Inc. (“AT&T Wireless”), in which DoCoMo had approximately 16% ownership, entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile operator in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, it was agreed that all the outstanding shares of common stock of AT&T wireless shall be converted into US$15 per share in cash.

On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result, DoCoMo transferred all of its AT&T Wireless shares to Cingular, and DoCoMo received US$6,495 million in cash. DoCoMo ceased to apply the equity method of accounting for its investment in AT&T Wireless. DoCoMo recognized a gain of ¥501.8 billion on the sale of AT&T Wireless shares as other income.

4.	Share repurchase:

In May 2004, DoCoMo repurchased 43,000 shares of its common stock (0.08% of issued shares) for ¥8,447 million in the stock market. This repurchase was done based on the approval for a stock repurchase plan, which was approved in the shareholders’ meeting held on June 19, 2003, under which DoCoMo may repurchase up to 2,500,000 shares at an aggregate amount not to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

On June 18, 2004, the shareholders’ meeting approved a stock repurchase plan under which DoCoMo may repurchase up to 2,500,000 shares at an aggregate amount no to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. Based on this approval, DoCoMo repurchased 1,815,526 shares of its common stock (3.62% of issued shares) for ¥332,241 million thorough a tender offer.

Also, DoCoMo repurchased its fractional shares.

Class, aggregate number and price of shares repurchased for the six months ended September 30, 2004, were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	1,858,527 shares (3.70% of issued shares)
Aggregate price of shares repurchased:	¥ 340,688 million

Non-consolidated Semi-annual Financial Statements	October 29, 2004

For the Six Months Ended September 30, 2004	[Japanese GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office: (URL http://www.nttdocomo.co.jp/)	Tokyo, Japan
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Yasujyu Kajimura, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the non-consolidated financial statements:	October 29, 2004
Interim dividends plan:	Yes
Date of beginning an interim dividend payment:	November 22, 2004
Adoption of the Unit Share System:	No

1. Non-consolidated Financial Results for the Six Months Ended September 30, 2004 (April 1, 2004 - September 30, 2004)

(1)	Non-consolidated Results of Operations

Amounts are truncated to nearest 1 million yen.	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Recurring Profit
Six months ended September 30, 2004	1,294,697	(2.9%)	256,464	(8.7%)	268,210	(3.3%)
Six months ended September 30, 2003	1,332,973	10.5%	280,951	(2.6%)	277,274	(1.6%)

Year ended March 31, 2004	2,633,194		527,297		533,544

	Net Income		Earnings per Share
Six months ended September 30, 2004	175,796	(0.6%)	3,642.07	(yen)
Six months ended September 30, 2003	176,871	—	3,529.50	(yen)

Year ended March 31, 2004	333,851		6,724.83	(yen)

Notes:	1. Weighted average number of shares outstanding:	For the six months ended September 30, 2004:	48,268,442	shares
		For the six months ended September 30, 2003:	50,112,397	shares
		For the year ended March 31, 2004:	49,622,595	shares
	2. Change in accounting policy:	No
	3. Percentages above represent annual changes compared to corresponding previous semi-annual period.

(2)	Dividends

	Interim Dividends per Share		Yearly Dividends per Share
Six months ended September 30, 2004	1,000.00	(yen)	—
Six months ended September 30, 2003	500.00	(yen)	—

Year ended March 31, 2004	—		1,500.00	(yen)

(3)	Non-consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2004	4,160,517	2,134,327	51.3%	45,665.95	(yen)
September 30, 2003	4,561,913	2,409,320	52.8%	48,716.41	(yen)

March 31, 2004	4,513,294	2,347,481	52.0%	48,302.66	(yen)

Notes:	1. Number of shares outstanding at end of period:	September 30, 2004:	46,737,837 shares
		September 30, 2003:	49,456,023 shares
		March 31, 2004:	48,596,364 shares
	2. Number of treasury shares:	September 30, 2004:	3,442,163 shares
		September 30, 2003:	723,977 shares
		March 31, 2004:	1,583,636 shares

2. Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

(Millions of yen, except per share amounts)

	Operating Revenues	Recurring Profit	Net Income	Total Dividends per Share
				Year-End Dividends per Share
Year ending March 31, 2005	2,577,000	439,000	523,000	1,000	(yen)	2,000	(yen)

(Reference) Expected Earnings per Share: 11,190.08 yen

Note:	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 10.

*	Non-consolidated semi-annual financial statements are unaudited.

<< Non-consolidated Financial Statements >>

1.	Non-consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) September 30, 2004		(UNAUDITED) September 30, 2003		March 31, 2004
ASSETS
Non-current assets:
Non-current assets for telecommunication businesses
Property, plant and equipment	¥1,165,114		¥1,154,149		¥1,153,687
Machinery and equipment	463,934		464,222		442,926
Antenna facilities	135,373		137,427		135,922
Satellite mobile communications facilities	8,803		11,357		9,924
Buildings	239,556		222,988		223,231
Tools, furniture and fixtures	124,530		140,008		138,273
Land	101,095		100,521		101,082
Construction in progress	59,162		45,673		69,697
Other fixed assets	32,658		31,950		32,628
Intangible assets	442,620		382,342		418,430
Computer software	395,977		366,659		392,062
Other intangible assets	46,642		15,683		26,368
Total non-current assets for telecommunication business	1,607,734		1,536,492		1,572,118
Investment and other assets
Investment in affiliated companies	847,600		835,084		824,268
Deferred tax assets	498,565		533,672		511,207
Other investments and other assets	88,187		98,711		110,955
Allowance for doubtful accounts	(859)		(369)		(867)
Total investment and other assets	1,433,493		1,467,099		1,445,564

Total non-current assets	3,041,228	73.1%	3,003,592	65.8%	3,017,682	66.9%

Current assets:
Cash and bank deposits	436,301		811,032		801,596
Accounts receivable, trade	342,463		346,915		358,778
Accounts receivable, other	195,055		202,463		184,998
Inventories and supplies	71,518		60,533		51,099
Deferred tax assets	19,609		16,100		28,910
Other current assets	62,240		129,956		78,711
Allowance for doubtful accounts	(7,899)		(8,681)		(8,483)

Total current assets	1,119,289	26.9%	1,558,321	34.2%	1,495,611	33.1%

Total assets	¥4,160,517	100.0%	¥4,561,913	100.0%	¥4,513,294	100.0%

	Millions of yen
	(UNAUDITED) September 30, 2004		(UNAUDITED) September 30, 2003		March 31, 2004
LIABILITIES
Long-term liabilities:
Bonds	¥746,505		¥761,125		¥745,969
Long-term borrowings	185,057		285,076		191,067
Liability for employees’ severance payments	61,827		66,819		60,658
Reserve for point loyalty programs	33,890		31,631		36,945
Other long-term liabilities	2,713		348		195

Total long-term liabilities	1,029,993	24.8%	1,145,000	25.1%	1,034,836	22.9%

Current liabilities:
Current portion of long-term debt	6,019		167,319		110,019
Accounts payable, trade	249,687		240,975		258,761
Accounts payable, other	185,239		166,359		192,928
Accrued taxes on income	71,229		99,950		172,250
Deposits received	419,368		321,714		372,149
Other current liabilities	64,652		11,272		24,867

Total current liabilities	996,196	23.9%	1,007,592	22.1%	1,130,977	25.1%

Total liabilities	¥2,026,190	48.7%	¥2,152,593	47.2%	¥2,165,813	48.0%

Shareholders’ equity
Common stock	¥949,679	22.8%	¥949,679	20.8%	¥949,679	21.0%
Capital surplus
Additional paid-in capital	292,385		292,385		292,385
Other paid-in capital	971,190		971,190		971,190
Total capital surplus	1,263,575	30.4%	1,263,575	27.7%	1,263,575	28.0%
Earned surplus
Legal reserve	4,099		4,099		4,099
Voluntary reserve	367,925		157,000		157,000
Unappropriated retained earnings	276,393		228,015		360,266
Total earned surplus	648,419	15.6%	389,115	8.5%	521,366	11.6%
Net unrealized gains on securities	10,241	0.2%	3,851	0.1%	9,759	0.2%
Treasury stock	(737,589)	(17.7%)	(196,902)	(4.3%)	(396,900)	(8.8%)

Total shareholders’ equity	¥2,134,327	51.3%	¥2,409,320	52.8%	¥2,347,481	52.0%

Total liabilities and shareholders’ equity	¥4,160,517	100.0%	¥4,561,913	100.0%	¥4,513,294	100.0%

2.	Non-consolidated Statements of Income

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2004		(UNAUDITED) Six months ended September 30, 2003		Year ended March 31, 2004
Recurring profits and losses:
Operating revenues and expenses
Telecommunication businesses
Operating revenues	¥1,029,325	79.5%	¥1,068,450	80.2%	¥2,123,155	80.6%
Operating expenses	774,617	59.8%	793,093	59.5%	1,599,157	60.7%
Operating income from telecommunication businesses	254,708	19.7%	275,357	20.7%	523,997	19.9%
Supplementary businesses
Operating revenues	265,371	20.5%	264,522	19.8%	510,039	19.4%
Operating expenses	263,615	20.4%	258,928	19.4%	506,740	19.3%
Operating income from supplementary businesses	1,756	0.1%	5,594	0.4%	3,299	0.1%

Total operating income	¥256,464	19.8%	¥280,951	21.1%	¥527,297	20.0%

Non-Operating revenues and expenses
Non-operating revenues	18,648	1.4%	5,686	0.4%	26,916	1.0%
Non-operating expenses	6,902	0.5%	9,363	0.7%	20,669	0.8%

Recurring profit	¥268,210	20.7%	¥277,274	20.8%	¥533,544	20.2%

Special profits and losses:
Special losses	—	—	—	—	18,682	0.7%
Write-downs of investments in affiliated companies	—		—		18,682
Income before income taxes	268,210	20.7%	277,274	20.8%	514,861	19.5%
Income taxes-current	70,800	5.4%	99,000	7.4%	174,000	6.6%
Income taxes-deferred	21,613	1.7%	1,402	0.1%	7,010	0.2%

Net income	¥175,796	13.6%	¥176,871	13.3%	¥333,851	12.7%

Retained earnings brought forward	100,596		51,143		51,143
Interim dividends	—		—		24,728
Unappropriated retained earnings	¥276,393		¥228,015		¥360,266

Note:	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

Accounting Basis for the Non-Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.

1.	Depreciation and amortization of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis.

(2)	Intangible assets

Intangible assets are amortized on a straight-line basis.

Internal-use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

2.	Valuation of certain assets

(1)	Securities

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the semi-annual period. The holding gains and losses, net of applicable deferred tax assets/liabilities, are not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method.

Available-for-sale securities whose fair value is not readily determinable are stated at moving-average cost.

(2)	Derivative Instruments

Derivative Instruments are stated at fair value as of the end of the semi-annual period.

(3)	Inventories

Inventories are stated at cost. The cost of terminal equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

3.	Allowance for doubtful accounts, liability for employees’ severance payments, and reserve for point loyalty programs

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ severance payments

In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of semi-annual period in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses are recognized as incurred at the end of the fiscal year.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of recognition.

(3)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.

4.	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the semi-annual period and the resulting translation gains or losses are included in net income.

5.	Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in a similar manner as operating leases.

6.	Hedge accounting

a.	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

However, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

In addition, when a forward foreign exchange contract meets certain conditions, it is accounted for in the following manner:

(i)	The difference between the Japanese yen nominal amounts of the forward exchange contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the income statement in the period which includes the inception date of the contract; and

(ii)	The discount or premium on the contract (that is, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

b.	Hedging instruments and hedged items

Hedging instruments:	Hedged items:
Interest rate swap contracts	Corporate bonds
Forward foreign exchange contracts	Net investment in a subsidiary
Bonds in foreign currency	Net investment in a subsidiary

c.	Hedging policy

The Company uses financial instruments to hedge risks such as market fluctuation risks in accordance with its internal policies and procedures.

d.	Assessment method of hedge effectiveness

The Company periodically evaluates hedge effectiveness by comparing cumulative changes in cash flows from hedged items or changes in fair value of hedged items, and the corresponding changes in the hedging instruments. However, the Company automatically assumes that the hedge will be highly effective at achieving offsetting changes in cash flows or in fair value for any transaction where important terms and conditions are identical between hedging instruments and hedged items.

7.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes to Non-consolidated Balance Sheets:

1.	Non-current assets for telecommunication businesses include those used in supplementary businesses, because these amounts are not significant.

2.	Accumulated depreciation of property, plant and equipment

	Millions of yen
	September 30, 2004	September 30, 2003	March 31, 2004
Accumulated depreciation	1,387,134	1,227,820	1,298,784

3.	Accounts payable, other, as of September 30, 2004, and September 30, 2003 includes consumption tax payable, net, of ¥2,046 million and ¥10,562 million, respectively.

4.	Guarantee

The Company provides a counter indemnity of a performance guarantee up to HK$24,099 thousand (¥343 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company had HK$1,293 thousand (¥18 million), HK$1,638 thousand and HK$1,293 thousand indemnity outstanding as of September 30, 2004 and 2003, and March 31, 2004, respectively.

5.	Share repurchase

In May and August 2004, the Company repurchased its own shares in order to improve its capital efficiency and to implement flexible capital policies in response to the changing business environment.

Brief description of the repurchase is as follows:

(1) Class of shares repurchased:	Shares of common stock of the Company
(2) Aggregate number of shares repurchased:	1,858,527 shares (3.70% of issued shares)
(3) Aggregate amount of repurchase price:	¥340,688 million
(4) Method of repurchase:	Purchase in the market, cash tender offer (aggregated number of these shares is 1,858,526) and repurchase of the fractional shares

Notes to Non-consolidated Statements of Income:

1.	Depreciation and amortization expense included in operating expenses:

	Millions of yen
	Six months ended September 30, 2004	Six months ended September 30, 2003	Year ended March 31, 2004
Property, plant and equipment	110,025	122,872	248,707
Intangible assets	69,568	66,630	132,820

2.	Major components of non-operating revenues:

	Millions of yen
	Six months ended September 30, 2004	Six months ended September 30, 2003	Year ended March 31, 2004
Dividends received	14,026	250	13,789
Interest income	370	797	1,990

3.	Major components of non-operating expenses:

	Millions of yen
	Six months ended September 30, 2004	Six months ended September 30, 2003	Year ended March 31, 2004
Interest expenses (including bond interest)	4,543	6,956	13,126

4.	Current and deferred income taxes

Current and deferred income taxes for this semi-annual period is calculated considering addition and withdrawal of appropriation for accelerated depreciation on tax which are expected to implement at the end of the fiscal year ending March 31, 2005.

Marketable Securities:

For the six months ended September 30, 2004 and 2003, and for the year ended March 31, 2004, there were no subsidiaries’ and affiliates’ shares directly owned by the Company that had readily determinable market value.

Operation Data for 1st Half of 2004

(APPENDIX 1)		October 29, 2004
NTT DoCoMo, Inc.

		2nd Quarter of 2004 (from July to September, 2004)	1st Half of 2004 (from April to September, 2004)	[Ref.] Fiscal 2003 ending March 31, 2004 (full year results)	[Ref.] Fiscal 2004 ending March 31, 2004 (full year forecasts) [Revised as of October 29]
Cellular
Subscribers	thousands	47,363	47,363	46,328	48,200
FOMA	thousands	6,488	6,488	3,045	10,800
mova	thousands	40,875	40,875	43,283	37,400
DoPa Single Service Subscribers	thousands	476	476	401	530
i-shot compatible	thousands	26,359	26,359	24,272	—
Market share (1)(2)%		56.2	56.2	56.6	—
Net Increase from previous period (2)	thousands	529	1,034	2,180	1,872
FOMA	thousands	1,904	3,443	2,715	7,755
Aggregate ARPU (FOMA + mova) (3)	yen/month/contract	7,340	7,370	7,890	7,190
Voice ARPU (4)	yen/month/contract	5,440	5,450	5,920	5,330
Packet ARPU	yen/month/contract	1,900	1,920	1,970	1,860
i-mode ARPU	yen/month/contract	1,890	1,920	1,970	1,850
ARPU generated purely from i-mode (FOMA + mova) (3)	yen/month/contract	2,100	2,130	2,240	2,050
Aggregate ARPU (FOMA)	yen/month/contract	9,890	10,030	10,280	9,550
Voice ARPU (4)	yen/month/contract	6,610	6,600	6,900	6,390
Packet ARPU	yen/month/contract	3,280	3,430	3,380	3,160
i-mode ARPU	yen/month/contract	3,230	3,380	3,240	3,110
ARPU generated purely from i-mode (FOMA)	yen/month/contract	3,270	3,420	3,330	3,150
Aggregate ARPU (mova) (3)	yen/month/contract	6,990	7,070	7,830	6,800
Voice ARPU (4)	yen/month/contract	5,280	5,320	5,890	5,160
i-mode ARPU	yen/month/contract	1,710	1,750	1,940	1,640
ARPU generated purely from i-mode (mova) (3)	yen/month/contract	1,920	1,970	2,200	1,850
MOU (FOMA + mova) (3) (5)	minute/month/contract	155	153	159	—
MOU (FOMA) (5)	minute/month/contract	239	235	219	—
MOU (mova) (3) (5)	minute/month/contract	143	144	158	—
Churn Rate (2)%		1.08	1.07	1.21	—
i-mode
Subscribers	thousands	42,362	42,362	41,077	43,400
FOMA	thousands	6,414	6,414	2,997	—
i-appliTM compatible (6)	thousands	26,731	26,731	23,416	—
i-mode Subscription Rate (2)%		89.4	89.4	88.7	90.0
Net Increase from previous period	thousands	638	1,284	3,319	2,323
i-Menu Sites	sites	4,381	4,381	4,144	—
i-appliTM	sites	1,041	1,041	927	—
Access Percentage by Content Category
Ringing tone/Screen	%	31	32	35	—
Game/Horoscope	%	21	20	18	—
Entertainment Information	%	23	24	23	—
Information	%	14	13	13	—
Database	%	4	4	5	—
Transaction	%	7	7	6	—
Independent Sites	sites	79,583	79,583	74,605	—
Percentage of Packets Transmitted
Web	%	93	92	87	—
Mail	%	7	8	13	—
PHS
Subscribers	thousands	1,460	1,460	1,592	1,300
Market Share (1)%		30.4	30.4	31.0	—
Net Increase from previous period	thousands	-77	-132	-96	-292
ARPU (4)	yen/month/contract	3,370	3,350	3,430	—
MOU (5) (8)	minute/month/contract	82	83	100	—
Data Transmission Rate (time) (8) (9)%		74.3	74.2	76.4	—
Churn Rate	%	3.23	3.30	3.49	—
Others
Prepaid Subscribers (10)	thousands	88	88	97	—

*	No. of DoPa Single Service subscribers, which had not been included in previous reports, has been included in the number of mova subscribers from the results for the first six months of the fiscal year ending Mar. 31, 2005 in order to standardize the definition of subscribers used by all the mobile operators in Japan.

[Notes associated with the above-mentioned change]

•	Market share, net increase from previous period and churn rate data are all calculated inclusive of DoPa Single Service subscribers.

•	ARPU and MOU data are calculated without including DoPa Single Service subscribers and DoPa Single Service-related revenues.

•	Relevant items in the full-year results for the fiscal year ended Mar. 31, 2004 and the revised forecast for the fiscal year ending Mar. 31, 2005 have been modified by adding DoPa Single Service Subscribers to the previously announced numbers.

*	Please refer to the attached sheet (P.34 APPENDIX 2) for an explanation of the methods used to calculate ARPU, and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(2)	DoPa Single Service subscribers are included in the calculation.

(3)	Calculation does not include DoPa Single Service-related revenues and DoPa Single Service Subscribers.

(4)	Inclusive of circuit-switched data communications

(5)	MOU (Minutes of Usage) : Average communication time per one month per one user

(6)	Sum of FOMA handsets and move handsets

(7)	Data on independent sites are from OH!NEW? by Digital Street inc.

(8)	Not inclusive of data communication time via @FreeD service

(9)	Percentage of data traffic to total outbound call time

(10)	Included in total cellular subscribers

(APPENDIX 2)

ARPU Calculation Methods

1. ARPU (Average monthly revenue per unit)*1

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) *2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) *3 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU*2 (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) *3 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) *2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) *3 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS)

ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

2. Active Subscribers Calculation Methods*1

No. of active subscribers used in ARPU/MOU/Churn Rate calculations are as follows:

2Q Results : Sum of No. of subscribers for each month from July to September

1st Half Results : Sum of No. of subscribers for each month from April to September

Full-year Results/Forecasts: Sum of No. of subscribers for each month from April to March

*1	DoPa single service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.

*2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

*3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscribers as a denominator.

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2005 (forecasts) are provided to the extent available without unreasonable efforts.

1. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Six months ended September 30, 2004	Six months ended September 30, 2003
a. EBITDA	1,611.0	1,858.9	897.2	945.7

Depreciation and amortization	(739.0)	(721.0)	(340.3)	(347.2)
Losses on sale or disposal of property, plant and equipment	(42.0)	(35.0)	(11.5)	(8.4)

Operating income	830.0	1,102.9	545.4	590.1

Other income (expenses), net	486.0	(1.8)	(0.3)	(5.4)
Income taxes	(551.0)	(429.1)	(209.9)	(228.0)
Equity in net losses of affiliates	(7.0)	(22.0)	(0.0)	(0.2)
Minority interests in earnings of consolidated subsidiaries	—	(0.0)	(0.0)	(0.0)

b. Net income	758.0	650.0	335.2	356.4

c. Total operating revenues	4,820.0	5,048.1	2,452.0	2,535.9

EBITDA margin (=a/c)	33.4%	36.8%	36.6%	37.3%
Net income margin (=b/c)	15.7%	12.9%	13.7%	14.1%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. ROCE after tax effect

	Billions of yen
	Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Six months ended September 30, 2004	Six months ended September 30, 2003
a. Operating income	830.0	1,102.9	545.4	590.1
b. Operating income after tax effect {=a*(1-effective tax rate)}	490.5	639.7	322.4	342.3
c. Capital employed	4,884.1	4,810.1	4,705.3	4,867.5

ROCE before tax effect (=a/c)	17.0%	22.9%	11.6%	12.1%
ROCE after tax effect (=b/c)	10.0%	13.3%	6.9%	7.0%

Notes:	Capital employed = Two period ends average of (Shareholders' equity + Interest bearing liabilities)
Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt
Effective tax rate :	Year ending March 31, 2005 (Forecasts) and Year ended September 30, 2004 = 40.9% Year ended March 31, 2004 and Year ended September 30, 2003 = 42%

3. Market equity ratio

	Billions of yen
	Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Six months ended September 30, 2004	Six months ended September 30, 2003
a. Shareholders’ equity	—	3,704.7	3,650.8	3,625.5
b. Market value of total share capital	—	11,541.4	9,383.7	13,699.1
c. Total assets	—	6,262.3	5,906.9	6,215.3

Equity ratio (=a/c)	—	59.2%	61.8%	58.3%
Market equity ratio (=b/c)	—	184.3%	158.9%	220.4%

Note: Market equity ratio is not forecasted because it is difficult to estimate the market value of total share capital in the future.

4. Capital expenditures
	Billions of yen
	Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Six months ended September 30, 2004	Six months ended September 30, 2003
Capital expenditures	855.0	805.5	433.1	323.9

Effects of timing differences between acquisition dates and payment dates	—	(2.6)	40.6	47.3

Purchases of property, plant and equipment	—	(625.3)	(365.1)	(299.3)
Purchases of intangible and other assets	—	(177.6)	(108.5)	(71.9)

Note:	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible assets. In preparing the forecasts for the year ending March 31, 2005, capital expenditures are not broken down into purchases of property, plant and equipment and purchases of intangible and other assets. In addition, effects of timing differences between acquisition dates and payment dates are not estimated for the year ending March 31, 2005.

(APPENDIX 4)

Summary of the Company and Regional Subsidiaries (Japanese GAAP)

	Billions of yen
	Operating revenues	Operating income	Recurring profit	Net income

NTT DoCoMo Hokkaido, Inc.	¥115.3	¥18.7	¥18.8	¥11.2

NTT DoCoMo Tohoku, Inc.	184.4	35.3	35.3	21.1

NTT DoCoMo, Inc.	1,294.6	256.4	268.2	175.7

NTT DoCoMo Tokai, Inc.	295.1	52.9	53.1	31.6

NTT DoCoMo Hokuriku, Inc.	57.7	11.1	11.2	6.7

NTT DoCoMo Kansai, Inc.	435.3	75.4	75.8	45.0

NTT DoCoMo Chugoku, Inc.	157.8	27.9	28.2	16.7

NTT DoCoMo Shikoku, Inc.	89.8	15.2	15.4	9.1

NTT DoCoMo Kyushu, Inc.	312.0	58.5	59.0	35.1

Forward-Looking Statements

The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Act of 1934. Statements made in this presentation with respect to DoCoMo’s plans, objectives, projected financials, operational figures, beliefs and other statements that are not historical facts are forward-looking statements about the future performance of DoCoMo which are based on management’s expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding the introduction of new products and services or termination or suspension of existing services, financial and operational forecasts, dividend payments, the growth of the Japanese cellular market and the ubiquitous services market, the growth of data usage, the growth of DoCoMo’s cellular phone business, the migration of users to DoCoMo’s 3G services and associated improvements in 3G services, improvements in 3G and 2G coverage area, and management goals are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, our 3G services, including our new value-added services may not develop as planned; the introduction or change of various laws or regulations that affect us or our competitive environment could have an adverse effect on our financial condition and results of operations; the introduction of number portability in Japan may increase our expenses and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers; increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations; our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect; subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services; the W-CDMA technology that we use for our 3G system may not be introduced by other operators, which could limit our ability to offer international services to our subscribers; our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect; the performance of our PHS business may not improve as we expect and the business may continue to operate at a loss in the future; social problems, such as unsolicited bulk e-mail, which are caused by misuse or misunderstanding of our products and services may increase our expenses or adversely affect our credibility and corporate image; our parent, NTT, could exercise influence that may not be in the interests of our other shareholders; concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations; system failures due to earthquakes, power outages or malfunctioning software or equipment may adversely affect our financial condition and results of operations; Computer viruses, cyber attacks or other sabotage may harm our network systems and other communication systems using cellular phones; and volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations. Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2004, which is available in the investor relations section of the company’s web page at www.nttdocomo.com and also at the SEC’s web site at www.sec.gov.

1

FY2004 First Half Results

Highlights

President & CEO

Masao Nakamura

FY2004 First Half Results Highlights

and Market Trends

FY2004 1H Financial Results Highlights (US GAAP)

■	Consolidated financial statements in this document are unaudited.

*1:	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 35 and the IR page of our website, www.nttdocomo.co.jp.

4

Historical Growth of Japan’s Cellular Phone Market

•	While the number of net additional subscribers in Japan’s cellular phone market dropped by 20% year-on-year during the first half of FY2004, the decline in DoCoMo’s net additions was limited to 16%.

•	The percentage of i-mode subscribers to our total cellular subscribers grew to 89.4% as of Sept. 30, 2004.

(1,000 subscribers)

■	The subscriber count of carriers other than DoCoMo are calculated based on the data announced by Telecommunications Carriers Association.

■	DoCoMo’s net additions and subscriber count are calculated inclusive of DoPa Single Service subscribers.

5

FOMA Subscriber Growth

•	Total number of FOMA subscribers topped 6 million in Sept. 2004.

•	DoCoMo acquired largest no. of net additional 3G subscribers in first half of 2004.

•	FOMA’s subscriber base as of Mar. 31, 2005 is projected to reach 10.8 million.

6

Follow-up to Measures Implemented

in FY2004 First Half

Impact of Measures Implemented in FY2004 First Half

“pake-hodai” Flat-rate service for unlimited i-mode access

■	No. of flat-rate users are increasing steadily, although at a slower pace than immediately after service launch. (Approx. 1.4M subs. as of Sept. 30, 2004)

■	New subscribers account for a much larger percentage than before → Flat-rate service lured new subscribers from competitors

“Packet Pack”

■	Growth of “Packet Pack” subscription rate* → Superiority of FOMA’s data offerings has become better known to users.

*	Inclusive of “pake-hodai” flat-rate subs.

“Family Discount”

■	Growth of “Family Discount” subscription rate → The package turned out effective for retaining existing users and acquiring new subscribers

8

Churn Rate (1)

♦	Churn rate is calculated inclusive of DoPa Single Service subscribers (See footnote on page 31 of this presentation).

9

Churn Rate (2)

♦	Number of net additional subscribers and churns, and churn rate are all calculated inclusive of DoPa Single Service subscribers (See footnote on page 31 of this presentation).

10

DoCoMo Grows Together with Customers (1)

Rate Plans, Handsets, After-sales Service

Rate Plans

■	Provided various discount packages

Introduced flat-rate plan for unlimited i-mode access “pake-hodai”

Expanded discount rate of “Family Discount” package Revised “Packet Pack” charges, etc.

■	Transmission of i-mode mail to members registered in “Family Discount” package was made free of charge (from Oct. 1, 2004)

Handsets

■	Add new models to handset line-up

- FOMA : FOMA Raku Raku Phone, FOMA for business users, Model 900iL/iG, etc.

- mova : premini, premini-S, prosolid, Music PORTER, Lechiffon, etc.

After-sales Services & Support

■	Plan to establish 24-hours/day mail inquiry response center (To start operation in Nov. 2004)

■	Increase handset repair acceptance counters

■	Extended free-of-charge handset repair warranty from currently one year to three years* (from Oct. 1, 2004)

■	Plan to start providing free-of-charge extra battery pack* (from FY2004/4Q)

*	Privileges to be offered to “DoCoMo Premier Club” Members

♦	Services/handsets written in white have already been started/released before Sept. 30, 2004

11

DoCoMo Grows Together with Customers (2)

To improve network quality

■	Completed FOMA roll-out in all stations of Tokyo Metro Subway (8 lines/147 stations) and Toei Subway (4 lines/98 stations) by Jun. 30, 2004.

■	Further expand indoor coverage using IMCS*, etc.

* Inbuilding Mobile Communication System

■	Enhance network quality by reinforcing our capability to collect/analyze voices from customers.

12

FY2004 Results Forecasts (Revised)

Revised FY2004 Full-Year Forecast (1)

Revised Operating Revenues/Expenses Forecast

■	Operating Revenues: Revised downwards reflecting (1) a projected 47.0 billion yen decrease in handset sales revenues resulting from smaller no. of handsets sold, and (2) a negative impact on cellular revenues of 44.0 billion yen due to various discount packages, etc.

■	Operating Expenses: Revised downwards in view of (1) a projected 55.0 billion yen reduction in revenue-linked expenses resulting from a decrease in the no. of handsets sold, and (2) savings 39.0 billion yen in other non-personnel expenses due to improved operational efficiency, etc.

■	Operating Income: Remains unchanged from original forecast because operating revenues and operating expenses are projected to decline by the same amount.

14

Revised FY2004 Full-Year Forecast (2)

Revised Capital Expenditure Forecast

■	Main Factor

Network Facilities

- Additional CAPEX for capacity build-up to accommodate projected growth in FOMA usage and subscribers

- Additional CAPEX to improve cellular network quality, etc.

15

Actions for New Value Creation

Actions for “New Value Creation” (1)

1. Expand Audio-Visual Traffic

Promote videophone

■	Released a new “Raku Raku Phone” model compatible with videophone service (Sept. 4, 2004)

■	Provide free-of-charge videophone usage (worth up to 500yen/month) for up to two months (From Oct. 1, 2004 to Mar. 31, 2005)

■	Commenced a video communication service on a trial basis through collaboration with other NTT Group companies (Oct. 5, 2004)

17

Actions for “New Value Creation” (2)

2. Linkage with Brick-and-Mortar Businesses

"Mobile Wallet" i-mode FeliCa

- Cumulative no. of compatible handsets: Approx. 440,000 (As of Sept. 30, 2004)
- No. of shops where service is available: Approx. 11,000 (As of Sept. 30, 2004) → No. of subs. and shops where service is available are both expected to grow as handset variety increases

No. of shops
Handset Sold (1,000)
10,000
7,500
5,000
2,500
0
400
300
200
100
0
Released Model 506iC Jul. 10, 2004
Released Model F900iC Aug. 7, 2004
No. of shops where i-mode FeliCa is available
Cumulative no. of i-mode FeliCa handsets sold (FOMA)
Cumulative no. of i-mode FeliCa handsets sold (mova)
2004/7
2004/8
2004/9

- Planned credit payment service, "QUICPay", to be provided to enable post-paid transactions jointly by JCB and AEON Credit Service.

- **Transport**
  - All Nippon Airways
  - Japan Air Line (planned)
  - JR East (planned)
- **Shopping**
  - am/pm
  - Circle K
  - Sunkus
- **Membership Card/ Loyalty Point Card**
  - BIC Camera
  - Yodobashi Camera
  - MatsumotoKiyoshi
  - GEO (planned)
  - DAIICHIKOSHO
- **Vending Machine**
  - Coca-Cola
- **Payment**
  - Bit Wallet (Edy)
  - Sony Finance
  - JCB, Aeon Credit Service (planned)

◆ "FeliCa" is a registered trademark of Sony Corporation. ◆ "QUICPay" is a registered trademark of JCB Co., Ltd.

Expanding Usage Scenes

QR Code

- Cumulative no. of QR Code-enabled handsets: Approx. 13.5 million (As of Sept. 30, 2004)

→Further increase compatible handsets by installing a QR code reader in all camera-enabled phones as a standard feature.

- Books/Publications
- Newspapers/Ads
- Transportation
- Produce log
- Recipes

◆ "QR Code" is a registered trademark of Denso Wave, Inc.

18

Actions for “New Value Creation” (3)

3. Boost Traffic by Stimulating Usage

■	Launched a new push-type information delivery service (“Tokudane News-Bin”) on i-mode (started receiving applications from Oct. 12, 2004)

■	Enriched “i-appli” titles, e.g., network games, etc.

■	Commenced a new service combining Nissan Motor’s “CARWINGS” telematics service, and DoCoMo’s i-mode/cellular phone service. (Oct. 5, 2004)

♦	“CARWINGS” is registered trademark of Nissan Motor Co., Ltd.

19

Actions for “New Value Creation” (4)

4. Promote Global Businesses

i-mode

■	Overseas i-mode deployment: 13 countries

(Inclusive of planned launch in 5 countries)

Total no. of i-mode subs. outside Japan: Exceeded 3 million (As of Jun. 30, 2004)

■	Upgrade functionality and enrich handsets for i-mode outside Japan

- Plan to release handsets compatible with “chaku-motion” & “i-motion” services (Nov. 2004)

- Released overseas i-mode handset manufactured by Samsung, Korea (Sept. 2004), etc.

Improved Roaming Service

■	Increased destinations: 111 countries/regions (As of Oct. 29, 2004)

■	New services launched:

- “WORLD WALKER G-CARD” service for mova subscribers (Jun. 1, 2004)

- “FOMA Int’l Roaming-in Service” for inbound roamers to Japan (May 1, 2004)

■	Enhanced convenience of handset rental service

- Opened rental counters in Narita Terminal 2, Kansai Int’l Airport (Apr. 1, 2004)

- Reduced handset rental charges (effective Jun. 1, 2004)

- Free-of-charge handset rental to “DoCoMo Premier Club” Members (Sept. 1, 2004 - Mar. 31, 2005)

20

Actions for “New Value Creation” (5)

5. Cost Reduction

Lower handset procurement cost

■	Introduce FOMA low-end models

■	Cut costs by separating accessory sales

Reduce distributor commissions

■	Cut commissions in proportion to reduction of procurement costs

■	Effective use of commissions targeted at specific segments

Network Costs Reduction

■	Reduce equipment cost

■	Adopt IP technology in core network

Cut general non-personnel expenses

■	Further improve efficiency of business processes

Review loss-making businesses

■	Stopped accepting new subscribers for QUICKCAST service (Effective Jun. 30, 2004)

■	Stopped accepting new subscribers for City Phone service (Effective Sept. 30, 2004)

21

Return to Shareholders

Return to Shareholders

Dividend and repurchase of own shares

Shareholders return ratio* in FY2003: 72%

*Shareholders return ratio: (Dividend + Repurchase of own shares)/Net income

Dividend

■	Annual dividend for FY2003: 1,500 yen/share

(Inclusive of commemorative dividend of 500 yen/share.

Total dividend payment: 73.3 billion yen)

■	Annual dividend planned for FY2004: 2,000 yen/share

(Total dividend payment is estimated at approx. 93 billion yen)

Repurchase of Own Shares

■	Previous Term:

Repurchased shares worth 403.3 billion yen (or 67%) of the possible 600 billion yen authorized at the 12th ordinary meeting of shareholders on Jun. 19, 2003. (Shares repurchased by Mar. 31, 2004: 394.9 billion yen)

■	Current Term:

Repurchased shares worth 332.2 billion yen through tender offer from an authorization of 600 billion yen resolved at the 13th ordinary meeting of shareholders on Jun. 18, 2004. (Tender offer period: Aug. 5 – 25, 2004)

■	Treasury Shares:

Limit treasury shares to approx. 5% of total outstanding shares, and any shares kept in excess will in principle be canceled once every year (around end of fiscal year)

23

FY2004 First Half Results

Detailed Analysis

Executive Vice President & CFO

Yoshiaki Ugaki

Operating Revenues (US GAAP)

■	FY2004 First Half

•	Dropped 3.3% year-on-year to 2,452 billion yen as a result of implementing various discount packages to reinforce competitiveness, etc.

■	FY2004 Full-Year Forecast

•	Projected to decline 4.5% year-on-year to 4,820 billion yen due to a reduction in cellular service revenues resulting from introduction of various discount packages.

•	Original revenues forecast is being revised downwards by 100 billion yen, because of reduced handset sales and greater-than-expected impact from various discounts.

25

FOMA ARPU/MOU

■	FY2004 Second Quarter Results

•	In the second quarter of FY2004, FOMA ARPU decreased 540 yen year-on-year to 9,890 yen, while FOMA MOU grew 38 minutes to 239 minutes.

■	FY2004 Full-Year Forecast

•	FOMA ARPU for the full year is estimated at 9,550 yen, down 730 yen year-on-year, but up 310 yen from our original FY2004 Full-Year Forecast.

■	MOU (Minutes of usage): Average communication time per one month per one user.

■	Average monthly revenue per unit, or ARPU, is used to measure average monthly revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues, such as monthly charges, voice transmission charges and packet transmission charges from designated services, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures calculated in the above way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our US GAAP results of operations. This definition applies to all ARPU figures hereinafter.

■	Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

■	Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges and voice transmission charges)/No. of active cellular phone subscribers (FOMA)

■	Packet ARPU(FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges and packet transmission charges)/ No. of active cellular phone subscribers (FOMA)

■	i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges and packet transmission charges)/No. of active cellular phone subscribers (FOMA)

♦	No. of active subscribers used in ARPU (FOMA) and MOU (FOMA) calculations are as follows;

■	FOMA quarterly data: sum of “No. of active subs. in each month” of the current quarter

■	FOMA full-year data: sum of “No. of active subs. in each month” of current fiscal year.

*	“No. of active subs. in each month” : (No. of subs. at end of previous month + no. of subs. at end of current month)/2

26

Cellular Phone(FOMA+mova)ARPU/MOU

■	FY2004 Second Quarter Results

•	ARPU (FOMA+mova) dropped 750 yen year-on-year to 7,340 yen.

MOU (FOMA+mova) was 155 min., down 6 minutes from same quarter of last year.

■	FY2004 Full-Year Forecast

•	Full-year ARPU (FOMA+mova) is estimated at 7,190 yen, down 700 yen year-on-year, and down 80 yen from our original FY2004 Full-Year Forecast.

■	DoPa Single Service subscribers are not included in the above calculation of ARPU, MOU, revenues and no. of subscribers.

■	MOU (Minutes of usage): Average communication time per one month per one user.

■	For an explanation of Average Revenue Per Unit (ARPU), see footnote on page 26 of this presentation.

■	Aggregate ARPU(FOMA+mova) = Voice ARPU (FOMA+mova)+Packet ARPU (FOMA+mova)

■	Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges and voice transmission charges) /No. of active cellular phone subscribers (FOMA+mova)

■	Packet ARPU (FOMA+mova): Packet ARPU (FOMA+mova) Related Revenues (monthly charges and packet transmission charges)/ No. of active cellular phone subscribers (FOMA+mova)

■	i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges and packet transmission charges)/ No. of active cellular phone subscribers (FOMA+mova)

♦	No. of active subscribers used in ARPU (FOMA+mova) and MOU (FOMA+mova) calculations are as follows;

■	Quarterly data: sum of “No. of active subs. in each month” of the current quarter

■	Full-year data: sum of “No. of active subs. in each month” of current fiscal year.

*	“No. of active subs. in each month” : (No. of subs. at end of previous month + no. of subs. at end of current month)/2

27

Operating Expenses (US GAAP)

■	FY2004 First Half Results

•	Decreased 2.0% year-on-year to 1,906.5 billion yen due to a decline in revenue-linked expenses resulting from lower replacement demand, etc.

■	FY2004 Full-Year Forecast

•	Projected to grow 1.1% year-on-year to 3,990 billion yen owing to an increase in revenue-linked expenses.

•	The revised operating expenses forecast was trimmed by 100 billion yen from the original forecast, due to lower-than-expected handset sales and revenue-linked expenses, as well as savings in other non-personnel expenses owing to improvements in operational efficiency.

(Billions of Yen)
*	Revenue-linked expenses =
cost of equipment sold + distributor commissions + cost of DoCoMo Point Service

28

Capital Expenditures*

■	FY2004 First Half Results

•	Grew to 433.1 billion yen, up 33.7% year-on-year, as a result of facilitating FOMA’s coverage expansion and network quality enhancement.

■	FY2004 Full-Year Forecast

•	Projected to increase 6.1% from last fiscal year to 855 billion yen due to continued coverage/quality improvements to enhance customers’ convenience.

(Billions of Yen)
*	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 35 and the IR page of our web site, www.nttdocomo.co.jp.

29

FY2004 Revised Full-Year Forecasts (US GAAP)

■	Consolidated financial statements in this document are unaudited.

*	For an explanation of these numbers, see the reconciliation to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 35 and the IR page of our web site, www.nttdocomo.co.jp.

30

Operational Results and Forecasts

*	Number of handsets sold above include handsets activated without involving sales by DoCoMo.
**	“Other” includes purchase of additional handsets by existing FOMA subs.

■	No. of DoPa Single Service subscribers, which had not been included in previous reports, has been included in no. of mova subscribers from the results for the first half of the year ending Mar. 31, 2005. [Notes associated with the above-mentioned change] • Market share, no. of handsets sold and churn rate are calculated inclusive of DoPa Single Service subscribers.• Relevant items in First Half results for the year ended Mar. 31, 2004 and full-year forecast for the year ending Mar. 31, 2005 have been modified by adding DoPa Single Service subs. to previously announced numbers.

■	MOU (Minutes of usage): Average communication time per one month per one user.

■	For an explanation of Average Revenue Per Unit (ARPU), see footnote on page 26 of the presentation.

♦	No. of active subscribers used in cellular phone/PHS churn rates, aggregate ARPU (PHS) and MOU (PHS) calculations are as follows;

■	FY2003 First Half and FY2004 First Half Data: Sum of “No. of active subscribers in each month “ { (No. of active subs. at end of previous month + No. of active subs at end of current month , ÷ 2} from April to September

■	2004/3 and 2005/3(E) Data: Sum of “ No. of active subs in each month” {(No. of active subs at end of previous month + No. of active subs at end of current month ,÷2} from April to March.

♦	Calculation methods for No. of active subscribers used in ARPU (PHS), MOU (PHS) and Churn Rate were changed to made the subscriber figures more precise. In accordance with this change, 1H results of 2003 are retroactively restated based on the new calculation method above.

31

Appendices

Service/Handset Development Plans

33

Environmental Conservation/Social Contribution Activities

DoCoMo operates its business with an emphasis on environmental conservation, believing it is one of the most important management challenges facing the entire corporate group.

Acquisition of “ISO14001” environmental management/inspection certification

“Green equipment procurement/purchase” taking environmental impact into account

Collection & recycling of used cellular handsets and accessories

Saving on paper resources through provision of “e-billing”service

Active participation in activities aimed at reducing greenhouse gas emissions

As part of our social contribution activities, DoCoMo offers products & services developed based on the “universal design” concept, with an aim to help build warmer ties between people.

Opened “DoCoMo Hearty Plaza”, a DoCoMo shop based on universal design concept

Introduced “Hearty Discount” service

Release of handsets supporting universal design: “Raku Raku Phone”, etc.

DoCoMo has also implemented countermeasures for disasters, e.g., “i-mode Disaster Message Board” service, to enable users to post messages on their safety and circumstances in the event of an earthquake and other large-scale disaster.

34

Reconciliation of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1.	EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Six months ended September 30, 2004	Six months ended September 30, 2003

a. EBITDA	1,611.0	1,858.9	897.2	945.7

Depreciation and amortization	(739.0)	(721.0)	(340.3)	(347.2)
Losses on sale or disposal of property, plant and equipment	(42.0)	(35.0)	(11.5)	(8.4)

Operating income	830.0	1,102.9	545.4	590.1

Other income (expenses), net	486.0	(1.8)	(0.3)	(5.4)
Income taxes	(551.0)	(429.1)	(209.9)	(228.0)
Equity in net losses of affiliates	(7.0)	(22.0)	(0.0)	(0.2)
Minority interests in earnings of consolidated subsidiaries	—	(0.0)	(0.0)	(0.0)

b. Net income	758.0	650.0	335.2	356.4

c. Total operating revenues	4,820.0	5,048.1	2,452.0	2,535.9

EBITDA margin (=a/c)	33.4%	36.8%	36.6%	37.3%
Net income margin (=b/c)	15.7%	12.9%	13.7%	14.1%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2.	Capital expenditures

	Billions of yen
	Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Six months ended September 30, 2004	Six months ended September 30, 2003

Capital expenditures	855.0	805.5	433.1	323.9

Effects of timing differences between acquisition dates and payment dates	—	(2.6)	40.6	47.3

Purchases of property, plant and equipment	—	(625.3)	(365.1)	(299.3)
Purchases of intangible and other assets	—	(177.6)	(108.5)	(71.9)

Note:	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible assets. In preparing the forecasts for the year ending March 31, 2005, capital expenditures are not broken down into purchases of property, plant and equipment and purchases of intangible and other assets. In addition, effects of timing differences between acquisition dates and payment dates are not estimated for the year ending March 31, 2005.

35

“FOMA”, “mova”, “Quickcast”, “CITYPHONE”, “i-mode”, “DoPa”, “i-appli”, “i-motion”, “chaku-motion”, “premini”, “prosolid”, “Music PORTER”, “Lechiffon”, “Hearty Discount”, “pake-hodai”, “WORLD WALKER G-CARD”, “e-billing”, and “DoCoMo Premier Club” are trademarks or registered trademarks of NTT DoCoMo, Inc.

Other names of companies or products presented in this material are trademarks or registered trademarks of their respective organizations.